EXHIBIT 2.11

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

ZANETT, INC.

ZANETT DBA GROUP, INC.

DBA GROUP, LLC

JOSE DAVID RINCON,
BILLY HYDEN,
and
DAVID WOLF

Dated as of February 28, 2007

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

     This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into this 28th day of January, 2007 by and among ZANETT, INC., a Delaware corporation (“Zanett”), ZANETT DBA GROUP, INC. (“Merger Sub”), a Delaware corporation and a wholly-owned subsidiary of Zanett Commercial Solutions, Inc., DBA GROUP, LLC, a Georgia limited liability company (“DBA Group”), and Jose David Rincon, Billy Hyden, and David Wolf, individuals residing in the state of Georgia and owners of all of the outstanding equity interests of DBA Group (the “Equity Holders”).

      WHEREAS, DBA Group is an Oracle Partner and Authorized Reseller engaged in the business of, among other things, providing on site and remote database administration, system administration, and custom software development.

      WHEREAS, the parties hereto desire to provide for the merger of DBA Group into Merger Sub, and for certain other matters, all on the terms and subject to the conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I. DEFINITIONS AND CONSTRUCTION

     1.1 Definitions.

     “Actual Net Working Capital” shall mean (i) Current Assets including cash, minus (ii) Current Liabilities, in each case as of the Closing Date, all as recorded on the Closing Financial Statements.

     “Adjusted Income” shall mean for any period, earnings of DBA Group and its subsidiaries before deductions for Taxes, depreciation and amortization subject to the provisions, qualifications and other provisions of this Agreement, in accordance with GAAP as applied on a basis consistent with DBA Group’s past practices. In determining such Adjusted Income:

(i)	Adjusted Income shall not include any gains, losses or profits realized from the sale of any assets other than in the ordinary course of business;

(ii)	No deduction shall be made for any management fees, general overhead expenses or other intercompany charges, of whatever kind or nature, charged by Merger Sub or any of its Affiliates to DBA Group; and

(iii)	No deduction shall be made for legal or accounting fees and expenses arising out of, or payments made pursuant to this Agreement or any agreement contemplated hereby.

     “Adjusted Income Target” means (i) for the first One-Year Performance Period, $660,000, (ii) for the second One-Year Performance Period, $726,000 and (iii) for the third One-Year Performance Period, $798,600.

     “Affiliate” shall mean, as to any Person, any other Person controlled by, under the control of, or under common control with, such Person. As used in this definition, “control” shall mean possession, directly or indirectly, of the power to direct or cause the direction of management or policies (whether through ownership of securities or partnership or other ownership interests, by contract or otherwise).

      “Benefit Plans” shall mean any profit sharing, group insurance, medical, dental and/or hospitalization, stock option, pension, retirement, bonus, deferred compensation, stock bonus or stock purchase plan, or collective bargaining agreements, contracts or other arrangements under which pensions, deferred compensation or other retirement benefits are being paid or may become payable by a party, or any other employee welfare or benefit agreements, plans or arrangements, as defined in Section 3(3) of ERISA, any plan created in accordance with Section 125 of the Code, or any nonqualified employee benefit plans or deferred compensation, bonus, stock or incentive plans, or other employee benefit or fringe benefit programs, established for the benefit of a party’s former or current officers, directors or employees, including each trust or other agreement with any custodian or any trustee for funds held under any such agreement plan or agreement.

     “Books and Records” shall mean (i) the minute books containing the minutes of all meetings and written consents of the members and operating manager and (ii) all books and records of DBA Group prior to the Closing Date, including customer lists, reports, plans, projections and advertising and marketing materials and financial and accounting books and records.

     “Business” shall mean the business currently carried on by DBA Group.

     “Business Day” shall mean any day other than a Saturday, Sunday or legal holiday in the State of New York or Georgia.

     “Closing” shall mean the exchange of the Membership Units for the Initial Cash Payment and Initial Stock Payment as set forth herein.

     “Closing Balance Sheet” shall mean the balance sheet of DBA Group included in the Closing Financial Statements.

     “Closing Date” shall mean the date on which the Closing is completed.

     “Code” shall mean the Internal Revenue Code of 1986, as amended.

     “Competitors” shall mean those entities other than DBA Group engaged in the Business.

     “Current Assets” shall mean, in respect of any period, all assets expected to be converted into cash or otherwise realized in the twelve months following the balance sheet date and recorded as current assets in DBA Group’s Financial Statements and the Closing Financial Statements in accordance with GAAP, as applied on a basis consistent with DBA Group’s past practices, including, but not limited to, cash and cash equivalents, accounts receivable, notes receivable, interest receivable, prepaid expenses, and current assets and any provisions recorded thereon.

     “Current Liabilities” shall mean, in respect of any period, all liabilities expected to be settled in the twelve months following the balance sheet date and recorded as current liabilities in DBA Group’s Financial Statements and the Closing Financial Statements in accordance with GAAP, as applied on a basis consistent with DBA Group’s past practices, including, but not limited to, accounts payable, accrued expenses, accrued payroll liabilities, interest payable, deferred revenue and the current portion of any debt obligations.

     “Encumbrance” shall mean a mortgage, charge, pledge, lien, option, restriction, claim, right of first refusal, right of preemption, third party right or interest or other encumbrance or security interest of any kind or similar right or any other matter affecting title.

     “Environmental Laws” means all federal, state and local, provincial and foreign, civil and criminal laws, regulations, rules, ordinances, codes, decrees, judgments, directives or judicial or administrative orders, agreements or settlements relating to pollution or protection of the environment, natural resources or human health and safety, including, without limitation, laws relating to releases or threatened releases of Hazardous Substances (including, without limitation, releases or threatened releases to ambient air, surface water, groundwater, land, surface and subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, release, transport, disposal or handling of Hazardous Substances. “Environmental Laws” include, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. §§ 9601 et seq.), the Hazardous Materials Transportation Law (49 U.S.C. §§ 5101 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. §§ 6901 et seq.), the Federal Water Pollution Control Act (33 U.S.C. §§ 1251 et seq.), the Clean Air Act (42 U.S.C. §§ 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. §§ 2601 et seq.), the Oil Pollution Act (33 U.S.C. §§ 2701 et seq.), the Emergency Planning and Community Right-to-Know Act (42 U.S.C. §§ 11001 et seq.), the Occupational Safety and Health Act (29 U.S.C. §§ 651 et seq.), each as amended to date and all other state laws similar to any of the above.

     “Environmental Liabilities” means all liabilities of DBA Group that (i) arise under or relate to violations of Environmental Laws or arise in connection with or related to any matter disclosed or required to be disclosed on Schedule 4.19 and (ii) are attributable to actions or omissions occurring or conditions existing on or prior to the Closing Date.

     “Equity Holders’ Representatives” shall mean Jose David Rincon in his capacity as the representative of the Equity Holders.

     “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

     “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, together with all rules and regulations promulgated thereunder.

     “Financial Statements” shall mean DBA Group’s audited balance sheets as of December 31, 2003, 2004 and 2005 and related statements of income, statements of changes in shareholders’ equity and statements of cash flows for such years.

     “GAAP” shall mean, at any particular time, accounting principles generally accepted in the United States of America, consistently applied on a going concern basis.

     “Hazardous Substances” means: (i) all Materials or Substances (whether or not wastes, contaminants or pollutants) that are or become regulated by any of the Environmental Laws, (ii) all Materials or Substances that are or become defined or described by any of the Environmental Laws as “hazardous” or “toxic” or a “pollutant,” “contaminant,” “hazardous substance,” “hazardous waste,” “extremely hazardous waste,” “acutely hazardous waste” or “acute hazardous waste,” and (iii) petroleum, including crude oil or any fraction thereof, asbestos, including asbestos containing materials, and polychlorinated biphenyls.

     “Key Employees” shall mean Billy Hyden and David Wolf.

     “Materials or Substances” shall mean all elements, compounds, substances, matrices or mixtures that are hazardous, toxic, ignitable, reactive or corrosive.

     “Membership Unit” shall mean the limited liability company interest of DBA Group.

     “Merger” shall mean the merger of DBA Group with and into Merger Sub as contemplated by this Agreement.

     “One-Year Performance Period” shall mean each of the three successive annual periods following the Closing Date commencing on February 1, 2007 and ending on the last day of February, 2010.

     “Owned Real Property” shall mean all real property owned by DBA Group.

     “Performance Period” shall mean each of the One-Year Performance Periods.

     “Person” shall mean an individual, company, partnership, limited liability company, limited liability partnership, joint venture, trust or unincorporated organization, joint stock corporation or other similar organization, government or any political subdivision thereof, or any other legal entity.

     “Pro Rata Percentage” shall mean with respect to each Equity Holder, the percentage equal to the number of Membership Units held by such Equity Holder immediately before the Effective Time divided by the total number of Membership Units issued and outstanding immediately before the Effective Time

     “Receivables” shall mean the accounts receivable, trade receivables, notes receivable and other receivables arising out of or related to DBA Group’s operations, in each case determined in accordance with GAAP.

     “Related Agreements” shall mean all instruments, agreements and other documents executed and delivered or to be executed and delivered pursuant to this Agreement including without limitation the Confidentiality, Non-Competition, and Non-Solicitation Agreement, the Employment Agreement and the Lock-up Agreements.

     “Reserves” shall mean those reserves for bad debts, contractual adjustments and disallowances, self-insured risks, risk management and unspecified uninsured liabilities, established and maintained by DBA Group and reflected in the Financial Statements.

     “Revenue” shall mean gross revenue, calculated in accordance with GAAP, as applied on a basis consistent with DBA Group’s past practices.

     “Revenue Target” means (i) for the first One-Year Performance Period, $2,200,000, (ii) for the second One-Year Performance Period, $2,420,000 and (iii) for the third One-Year Performance Period, $2,662,000.

     “Schedules” shall mean the disclosure schedules delivered by DBA Group to Merger Sub pursuant to this Agreement.

     “Target Net Working Capital” shall mean $100,000.

     “Taxes” shall mean all taxes, assessments, charges, duties, fees, levies or other governmental charges, including but not limited to, all federal, state, local, foreign, or other income, profits, unitary, business, franchise, capital stock, real property, personal property, intangible taxes, withholding, FICA, Medicare, unemployment compensation, disability, transfer, sales, use, excise and other taxes, assessments, charges, duties, fees, or levies of any kind whatsoever (whether or not requiring the filing of Tax Returns) and all deficiency assessments, additions to tax, penalties and interest.

     “Tax Returns” shall mean any return, amended return or other report (including but not limited to elections, declarations, disclosures, schedules, estimates and information returns) required to be filed with any Tax authority or other governmental authority.

     “Zanett Stock” shall mean the common stock of Zanett, $0.001 par value per share.

     1.2 Construction.

          (a) The headings and captions used herein are intended for convenience of reference only, and shall not modify or affect in any manner the meaning or interpretation of any of the provisions of this Agreement.

          (b) As used herein, the singular shall include the plural, the masculine and feminine genders shall include the neuter, and the neuter gender shall include the masculine and feminine, unless the context otherwise requires.

          (c) The words “hereof”, “herein”, and “hereunder”, and words of similar import, when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

          (d) All references herein to Sections, Schedules or Exhibits shall be deemed to refer to Sections of and Schedules or Exhibits to this Agreement, unless specified to the contrary. All Exhibits and Schedules to this Agreement are integral parts of this Agreement as if fully set forth herein.

          (e) The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.”

          (f) “To the knowledge of DBA Group,” “to the best knowledge, information and belief of DBA Group” or any similar phrase shall be deemed to mean that (i) a DBA Group Responsible Person (as defined below) is actually aware of a particular fact or matter or (ii) a prudent individual in such DBA Group Responsible Person’s capacity could reasonably be expected to discover or otherwise become aware of that fact or matter in the ordinary course of performing his functions on behalf of DBA Group or in the ordinary course of conducting a reasonable investigation regarding the accuracy of any representation or warranty contained in this Agreement. For purposes of this definition, the term DBA Group Responsible Person consists of all directors and executive officers of DBA Group, including David Rincon.

          (g) “Material adverse change” or “material adverse effect” means, with respect to a specified party, any change or effect, as the case may be, that has, or is reasonably likely to have, individually or in the aggregate, a material adverse impact on the assets, business, prospects or financial position of such party and its subsidiaries taken as a whole; provided that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been a "material adverse change" or "material adverse effect": any adverse change, event, development, or effect directly arising from or relating to (1) general business or economic conditions, including such conditions related to the industry in which DBA Group operates, except where such conditions have a disparate impact on DBA Group, (2) national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, or any of its territories, possessions, or diplomatic or consular offices or upon any military installation, equipment or personnel of the United States, (3) changes in laws, rules, regulations, orders, or other binding directives issued by any governmental entity occurring after the date hereof, or (4) the taking of any action contemplated by this Agreement and the other agreements contemplated hereby.

          (h) As all parties participated in negotiating and drafting this Agreement, no rule of construction shall apply to this Agreement which construes ambiguous language in favor of or against any party by reason of that party’s role in drafting this Agreement.

ARTICLE II. THE MERGER

     2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL and the LLC Act, at the Effective Time (as defined herein), DBA Group shall be merged with and into Merger Sub. At the Effective Time, the separate corporate existence of DBA Group shall cease, and Merger Sub shall continue its corporate existence under the laws of the State of Delaware as the surviving corporation. (Merger Sub, after giving effect to the Merger, is sometimes referred to herein as the “Surviving Corporation”).

     2.2 Closing. Subject to the terms and conditions hereof, the closing of the transactions contemplated by this Agreement (the “Closing”) will take place on the first business day after the satisfaction or waiver of the conditions set forth in Article IX (other than any such conditions that by their terms cannot be satisfied until the Closing Date, which conditions shall be required to be so satisfied or waived on the Closing Date), unless another time or date is agreed to by the parties hereto (the actual time and date of the Closing, the “Closing Date”). The Closing shall be held at the offices of Drinker Biddle & Reath LLP, One Logan Square, 18th and Cherry Streets, Philadelphia, PA 19103-6996 fax: (215) 988-2757, or at such other place as the parties hereto may agree.

     2.3 Effective Time of the Merger. The Merger shall, subject to the DGCL, become effective as of such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware or at such time thereafter as is provided in the Certificate of Merger (the “Effective Time”).

     2.4 Effects of the Merger. From and after the Effective Time, the Merger shall have the effects set forth in the applicable sections of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all property, rights, privileges, powers and franchises of Merger Sub and DBA Group shall vest in the Surviving Corporation, and all debts, liabilities, obligations and duties of Merger Sub and DBA Group shall become the debts, liabilities, obligations and duties of the Surviving Corporation.

     2.5 Certificate of Incorporation. At the Effective Time, the Certificate of Incorporation of Merger Sub as in effect immediately before the Effective Time shall be the Certificate of Incorporation of the Surviving Corporation until amended in accordance with its terms and applicable Law.

     2.6 Bylaws. At the Effective Time, the Bylaws of Merger Sub as in effect immediately before the Effective Time shall be the Bylaws of the Surviving Corporation until amended in accordance with their terms, the Certificate of Incorporation of the Surviving Corporation and applicable Law.

     2.7 Directors and Officers. From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with the Bylaws of the Surviving Corporation and applicable Law, the directors and officers of Merger Sub immediately before the Effective Time shall comprise all of the directors and officers of the Surviving Corporation.

     2.8 Deliveries at the Closing At the Closing, in addition to the other actions contemplated elsewhere herein:

(a)	Each Equity Holders shall deliver, or shall cause to be delivered, to Merger Sub the following:

	(i)	certificates representing all Membership Units held by such Equity Holder for transfer;

	(ii)	a certificate, dated as of the Closing Date and duly executed by such Equity Holder, to the effect set forth in Section 9.2(a) and 9.2(b) hereof;

	(iii)	a certificate from such Equity Holder substantially in the form set forth in Treasury Regulation Section 1.1445-2(b); and

	(iv)	such other documents and instruments as Merger Sub may reasonably request to effectuate or evidence the transactions contemplated by this Agreement.

(b)	DBA Group shall deliver to Merger Sub the following:

	(i)	a certificate, dated as of the Closing Date and duly executed by an authorized representative of DBA Group, to the effect set forth in Section 9.2(a) and 9.2(b) hereof;

	(ii)	the limited liability company member records and minute books of DBA Group;

	(iii)	a certificate from the Secretary of State of Georgia as to DBA Group’s formation, valid existence and good standing as a domestic limited liability company in the State of Georgia, together with a certificate of good standing from the Secretary of State or other appropriate governmental official of each jurisdiction in which DBA Group is qualified to conduct its business as a foreign entity, all dated no more than five days prior to the Closing Date;

	(iv)	the third party consents and documents evidencing the termination of the agreements, in each case as specified in Schedule 2.8(b); and

	(v)	such other documents and instruments as Merger Sub may reasonably request to effectuate or evidence the transactions contemplated by this Agreement.

(c)	Zanett and Merger Sub shall deliver, or shall cause to be delivered, to DBA Group the following:

	(i)	a certificate, dated as of the Closing Date and duly executed by an authorized representative of Zanett and Merger Sub, as applicable, to the effect set forth in Sections 9.3(a), and 9.3(b) hereof;

	(ii)	such other documents and instruments as DBA Group may reasonably request to effectuate or evidence the transactions contemplated by this Agreement; and

	(iii)	the Merger Consideration. ;

ARTICLE III. MERGER CONSIDERATION

     3.1 Effect on Merger Sub Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of capital stock of Merger Sub, each issued and outstanding share of capital stock of Merger Sub shall remain outstanding and represent a validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

     3.2 Effect on Membership Units; Exchange of Certificates. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any Membership Units, the Membership Units issued and outstanding immediately prior to the Effective Time shall be converted into the right of each Equity Holder to receive such Equity Holders Pro Rata Percentage of the Merger Consideration (as defined in Section 3.4) . At the Closing, immediately after the Effective Time, the Equity Holders shall surrender to the Surviving Corporation all of the outstanding certificates representing all of the Membership Units in exchange for the Merger Consideration payable to the Equity Holders. Until such certificates are surrendered, outstanding certificates formerly representing Membership Units shall be deemed for all purposes as evidencing the right to receive that portion of the Merger Consideration into which such Membership Units have been converted as though said surrender and exchange had taken place. In no event will an Equity Holder be entitled to interest on the Merger Consideration issuable in respect of such Membership Units.

     3.3 Determination of Baseline Adjusted Income After Closing. As promptly as practicable after the Closing Date, but in no way more than seventy-five (75) days after the Closing Date, Merger Sub shall prepare, or cause to be prepared at its sole expense, and deliver to Equity Holders' Representative balance sheets for DBA Group as of December 31, 2005, December 31, 2006 and as of the Closing Date, and related statements of income, statements of change in Membership Unit holders’ equity and statements of cash flows for such periods (including the interim period between January 1, 2007 and the Closing Date), each prepared in accordance with GAAP, as applied on a basis consistent with DBA Group’s past practices (“Closing Financial Statements”) to determine the actual Adjusted Income of DBA Group for the year ended December 31, 2006 and the Actual Net Working Capital of DBA Group.

     3.4 Merger Consideration.

          (a) The “Merger Consideration” for the Membership Units, shall be up to $3,000,000 (plus any Additional Contingent Payments), payable to the Equity Holders as follows:

(i)	cash equal to $750,000, all of which shall be payable to the Equity Holders at the Closing in accordance with Section 3.5(a) (the “Initial Cash Payment”);

(ii)	in respect of each of the One-Year Performance Periods, an amount of cash up to $250,000, payable to the Equity Holders after the Closing in accordance with Section 3.5(c) (each such payment, a “Contingent Cash Payment”);

(iii)	a number of shares of Zanett Stock calculated by dividing $750,000 by the average closing price of a share of Zanett Stock as reported on NASDAQ for the three (3) consecutive trading days ending on the Closing Date, such shares to be issuable to the Equity Holders in accordance with Section 3.5(b) (the “Initial Stock Payment”);

(iv)	in respect of each of the One-Year Performance Periods, a number of shares of Zanett Stock calculated by dividing up to $250,000 by the average closing price of a share of Zanett Stock as reported on NASDAQ for the three (3) consecutive trading days ending on the day prior to the last day of the corresponding One- Year Performance Period, such shares to be issuable to the Equity Holders after the Closing in accordance with Section 3.5(d) (each such payment, a “Contingent Stock Payment”); and

(v)	such additional amounts as Merger Sub may pay to the Equity Holders after the Closing in accordance with Section 3.5(e) (each such additional payment, an “Additional Contingent Payment”).

     In connection with all stock issuances hereunder, Zanett shall not be required to issue any fractional shares or scrip. All fractional shares shall be rounded up to the nearest whole number of shares of Zanett Stock.

     3.5 Payment of Merger Consideration.

          (a) Initial Cash Payment. At the Closing, upon surrender to Merger Sub of certificates representing all and not less than all of the Membership Units, Merger Sub shall pay to each Equity Holder an amount of cash equal to such Equity Holder’s Pro Rata Percentage of the Initial Cash Payment. The Initial Cash Payment will be payable by means of wire transfer to accounts specified in writing to Merger Sub by Equity Holders' Representative not less than five Business Days before the Closing Date.

          (b) Initial Stock Payment. Within 15 days after the Closing Date, Zanett shall issue and deliver to each Equity Holder a certificate, registered in the name of such Equity Holder, representing a number of shares of Zanett Stock equal to such Equity Holder’s Pro Rata Percentage of the Initial Stock Payment.

          (c) Contingent Cash Payment. In respect of each Performance Period, upon complete satisfaction of the Performance Period Requirements set forth below, Merger Sub shall pay to each Equity Holder in cash such Equity Holder’s Pro Rata Percentage of the applicable Contingent Cash Payment. The Contingent Cash Payment shall be determined as follows:

(i)	If the Performance Multiple (defined below) for the Performance Period is less than one, the Contingent Cash Payment shall be equal to the product of the Performance Multiple and the maximum Contingent Cash Payment payable for the Performance Period; and

(ii)	If the Performance Multiple for the Performance Period is equal to or greater than one, the Contingent Cash Payment shall be equal to the maximum Contingent Cash Payment payable for the Performance Period.

     In respect of each Performance Period, the applicable Performance Multiple shall be calculated as follows:

PM = ((2* (AI/AIT)) + (R/RT))/3

Where
PM	=	the Performance Multiple;
AI	=	the Adjusted Income for the Performance Period;
AIT	=	the Adjusted Income Target for the Performance Period;
R	=	the Revenue for the Performance Period; and
RT	=	the Revenue Target for the Performance Period.

With respect to each Performance Period, the requirements set forth in paragraphs 1-4 below (the “Performance Period Requirements”) must be satisfied as a condition precedent to Merger Sub’s obligation to pay the applicable Contingent Cash Payment to the Equity Holders for such Performance Period:

          1. The Adjusted Income of Merger Sub for the Performance Period must be equal to or exceed seventy-five percent (75%) of that Performance Period’s Adjusted Income Target; and

           2. The Revenue of Merger Sub for the Performance Period must be equal to or exceed seventy-five percent (75%) of that Performance Period’s Revenue Target; and

           3. During the Performance Period, Jose David Rincon shall not have been terminated for Cause (as such term is defined in the Employment Agreement referenced in Section 9.2(i) hereof) by Merger Sub or an Affiliate of Zanett as applicable, and Jose David Rincon shall not have terminated his employment with DBA Group, Merger Sub or an Affiliate of Zanett as applicable; and

           4. Each Equity Holder shall be in compliance with all non-competition sections of any employment agreement or non-competition agreement to which he is a party (including with respect to Jose David Rincon, the Employment Agreement referenced in Section 9.2(i) hereof and with respect to the Key Employees, the Confidentiality, Non-Competition, and Non-Solicitation Agreement referenced in Section 9.2(j) hereof). For purposes of this Section 3.5(c), any attempt by an Equity Holder to have the above referenced agreements to which he is a party deemed void or unenforceable by a court of law or equity shall be deemed to be a violation of the Performance Period Requirements with respect to such Equity Holder.

          (d) Contingent Stock Payment. In respect of each Performance Period, upon complete satisfaction of the Performance Period Requirements, Zanett shall issue and deliver to each Equity Holder a certificate representing that Equity Holder’s Pro Rata Percentage of the applicable Contingent Stock Payment. The Contingent Stock Payment shall determined as follows:

(i)	If the Performance Multiple for the Performance Period is less than one, the number of shares of Zanett Stock issuable pursuant to such Contingent Stock Payment shall be equal to the product of the Performance Multiple and the maximum dollar figure used to calculate the Contingent Stock Payment for the applicable Performance Period (as set forth in 3.4(a)(iv) hereof), divided by the average closing price of a share of Zanett Stock as reported on NASDAQ for the three (3) consecutive trading days ending on the trading day prior to the last day of the corresponding Performance Period; and

(ii)	If the Performance Multiple for the Performance Period is equal to or greater than one, the Contingent Stock Payment shall be equal to the maximum dollar figure used to calculate the Contingent Stock Payment for the applicable Performance Period (as set forth in 3.4(a)(iv) hereof), divided by the average closing price of a share of Zanett Stock as reported on NASDAQ for the three (3) consecutive trading days ending on the trading day prior to the last day of the corresponding Performance Period.

      With respect to each Performance Period, the Performance Period Requirements must be satisfied as a condition precedent to Zanett’s obligation to issue and deliver the Contingent Stock Payment for such Performance Period to the Equity Holders.

     (e) Additional Contingent Payments. In the event that the Performance Multiple for a Performance Period is greater than one, upon complete satisfaction of the Performance Period Requirements, in addition to the payments called for by 3.5(c) . Merger Sub shall pay each Equity Holder an amount equal to such Equity Holder's Pro Rata Percentage of the maximum Contingent Cash Payment payable for the Performance Period multiplied by the difference between the Performance Multiple and one; provided that the aggregate amount of the Additional Contingent Payments payable to the Equity Holders for all Performance Periods, shall not exceed, in the aggregate, $2,000,000 (the “Additional Contingent Payment Cap”). Merger Sub shall pay Additional Contingent Payments in cash, options to purchase shares of Zanett Stock or a combination of both, as Merger Sub shall determine in its sole discretion; provided, however, that not less than 50% of the Additional Contingent Payment shall be paid in cash.

     (f) Taxes. All Taxes incurred in connection with this Agreement, the Related Agreements and the transactions contemplated hereby and thereby shall be paid by Merger Sub, excluding any Taxes incurred by the Equity Holders. Equity Holders' Representative shall prepare or cause to be prepared, at the expense of the Equity Holders, and file or cause to be filed, and pay or cause to be paid, all Tax Returns for DBA Group for all periods prior to the Closing Date which are filed after the Closing Date. Merger Sub and Zanett agree to provide all information reasonably requested by Equity Holders' Representative to prepare, or cause to be prepared, such Tax Returns. Equity Holders' Representative shall permit Merger Sub to review and comment on each such Tax Return described in the preceding sentence. All Tax sharing agreements or similar agreements (other than DBA Group’s then current limited liability company agreement or other operating agreement, if any) with respect to or involving DBA Group shall be terminated as of the Closing Date and, after the Closing Date, DBA Group shall not be bound thereby or have any liability thereunder.

     (g) Notwithstanding anything in this Agreement to the contrary, if a Key Employee’s employment with Merger Sub, Zanett or any of their Affiliates is terminated by reason of such Key Employee’s death or disability, by the Key Employee for any other reason, or by Merger Sub, Zanett or any of their Affiliates, as applicable, for reasons mutually agreed upon by the appropriate employer and Equity Holders' Representative, then that Key Employee shall not be entitled to receive any further Contingent Cash Payments, Contingent Stock Payments, or Additional Contingent Payments after the date of such termination and such Key Employee’s portion of the Contingent Cash Payments, Contingent Stock Payments, or Additional Contingent Payments shall thereafter be payable, and Merger Sub shall pay such amount, to Jose David Rincon. In the event a Key Employee’s employment with Merger Sub, Zanett or any of their Affiliates is terminated by any party for any other reason, then neither the Key Employee nor Jose David Rincon shall be entitled to receive such Key Employee’s portion of the Contingent Cash Payments, Contingent Stock Payments, or Additional Contingent Payments after the date of such termination; provided, however, that such Key Employee’s portion of the Contingent Cash Payments, Contingent Stock Payments, and Additional Contingent Payments shall be deemed to have been paid for purposes of determining compliance with the Contingent Payment Cap pursuant to Section 3.3(e) hereof.

     3.6 Accounting Procedures of the Company. Unless otherwise agreed to in writing by the parties, all financial statements of DBA Group for all times from and after the Closing shall be prepared separately in accordance with GAAP applied on a basis consistent with DBA Group's past practices in a manner such that Adjusted Income, Revenue, any Contingent Cash Payment, Contingent Stock Payment, Additional Contingent Payment, and all matters relating to the calculation of Adjusted Income, Revenue and any Contingent Cash Payment, Contingent Stock Payment, Additional Contingent Payment (including the determination with respect to capitalization or expense of various items and related depreciation or amortization periods, reserve methods for accounts receivable and inventory, and the treatment of other unusual or extraordinary items) shall be determined in accordance with DBA Group’s past practices. The parties agree that any changes in GAAP accounting rules from and after the date hereof shall not affect the calculation of any contingent payment. The parties shall use the GAAP rules, regulations and standards in effect as of the date hereof as a basis for calculation of all contingent payments.

     3.7 Bankruptcy; Liquidity Event. After the Closing Date, if Zanett or Merger Sub files for bankruptcy, or discontinues or ceases its business operations, Zanett or Merger Sub shall within thirty (30) days of such filing or cessation of business, cause to be paid to the Equity Holders, an amount equal to the difference between (a) the sum of the Initial Cash Payment, all Contingent Cash Payments, and all Additional Contingent Payments paid in cash and (b) $1,500,000, and all non-competition sections of any employment agreement or non-competition agreement to which any Equity Holder is a party (including with respect to Jose David Rincon, the Employment Agreement referenced in Section 9.2(i) hereof and with respect to all Equity Holders, the Confidentiality, Non-Competition, and Non-Solicitation Agreement referenced in Section 9.2(j) hereof), shall cease to be effective; provided, that all other terms and conditions of any such employment or noncompetition agreement shall remain in full force and effect.

     3.8 Working Capital Adjustment.

          (a) In connection with the delivery of the Closing Financial Statements, Merger Sub shall deliver a calculation of Actual Net Working Capital and a notice (the “Merger Sub’s Notice of Adjustment”) setting forth its proposed adjustment, if any, of the Merger Consideration contemplated hereby. Upon reasonable notice from Equity Holders' Representative, Merger Sub will make available to Equity Holders' Representative and his representatives all books, records, personnel, including auditors work papers, used in connection with the Actual Net Working Capital determination.

          (b) The appropriate party will pay the other party any difference between the Target Net Working Capital and the Actual Net Working Capital (the “Adjustment Payment”) within ten (10) days following final determination of the Actual Net Working Capital. The Merger Consideration shall be deemed to be decreased or increased by the amount of the Adjustment Payment. The Adjustment Payment shall bear interest at a per annum rate of six (6) percent from and including the date Equity Holders' Representative receives Merger Sub’s Notice of Adjustment to, but excluding, the date of payment. The Adjustment Payment, plus accrued interest thereon, shall be paid by wire transfer to the account designated by the recipient by advance written notice to the party owing such payment.

     3.9 Stock Price Protection. If at the third anniversary of the Closing Date, the average closing price of a share of Zanett Stock as reported on NASDAQ for the three (3) consecutive trading days prior to the third anniversary of the Closing Date is less than the average closing price for a share of Zanett Stock as reported on NASDAQ for the three (3) consecutive trading days prior to the Closing Date, then an additional number of shares of Zanett Stock will be issued to the Equity Holders equaling the price per share difference multiplied by the number of shares issued as the Initial Stock Payment.

ARTICLE IV. REPRESENTATIONS AND WARRANTIES REGARDING DBA GROUP

     As a material inducement for Zanett and Merger Sub to enter into this Agreement and to consummate the transactions contemplated hereby, DBA Group and the Equity Holders hereby jointly and severally make the following representations and warranties as of the date hereof, each of which is relied upon by Zanett and Merger Sub regardless of any investigation made or information obtained by or on behalf of Zanett or Merger Sub.

     4.1 Organization; Qualification; Corporate Records.

          (a) DBA Group is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Georgia and has the power to own all of its property and assets, to incur all of its liabilities and to carry on its Business as now being conducted.

          (b) DBA Group is duly qualified to do business and in good standing in each jurisdiction in which the nature or conduct of the Business or the character or location of its properties makes such qualification necessary, except where any such failure would not have a material adverse effect on DBA Group. Schedule 4.1(b) lists each jurisdiction in which DBA Group is authorized to do business.

          (c) The names of the managers and officers of DBA Group, together with the offices they hold, are set forth on Schedule 4.1(c). DBA Group has delivered to Zanett true and complete copies of (i) the certificate of formation of DBA Group, together with all amendments thereto and (ii) the operating agreement of DBA Group, together with all amendments thereto, as currently in effect.

          (d) Except as set forth on Schedule 4.1(d), since January 1, 2006, DBA Group has not (i) made or permitted any change in the authorized, issued, or treasury shares of its equity securities, or (ii) taken any action which, if taken after the date of this Agreement, would require the prior written consent of Merger Sub pursuant to this Agreement. There is no liability for accumulated but unpaid distributions of cash or other property with respect to any equity interest in DBA Group.

          (e) DBA Group has not made any distributions to any holders of Membership Units or participated in or effected any issuance, exchange or retirement of Membership Units, or otherwise changed the equity interests of holders of Membership Units within the one year immediately preceding the date of this Agreement.

          (f) Except as set forth on Schedule 4.1(f), DBA Group has not conducted business under any name other than its own. Schedule 4.1(f) includes a list of all of DBA Group’s fictitious name registrations.

          (g) Subject to the satisfaction of the conditions precedent set forth herein, DBA Group has the power to execute, deliver and perform this Agreement and the Related Agreements to which DBA Group is a party, and, subject to the satisfaction of the conditions precedent set forth herein, has taken all action required by its certificate of formation, operating agreement or otherwise, to authorize the execution, delivery and performance of this Agreement and the Related Agreements. The execution and delivery of this Agreement has been approved by the members and operating manager of DBA Group. This Agreement is a valid obligation of DBA Group, legally binding upon it and enforceable in accordance with its terms.

          (h) All books and financial records included in the Books and Records of DBA Group are complete and correct in all material respects and have been maintained in accordance with good business practice. True and complete copies of all minutes, resolutions, Membership Unit certificates and transfer ledgers of DBA Group are contained in the minute books and transfer ledgers that have been delivered to Merger Sub for inspection and will be delivered to Merger Sub at the Closing.

     4.2 No Violations of Laws or Agreements, Consents or Defaults.

          (a) The execution and delivery of this Agreement by DBA Group and the consummation by DBA Group of the transactions contemplated by this Agreement and the Related Agreements will not result in any breach or violation of any of the terms or provisions of, or constitute a default under, (i) the certificate of formation, limited liability company agreement or other operating agreement of DBA Group or (ii) any statute, order, decree, proceeding, rule, or regulation of any court or governmental agency or body, United States or foreign, having jurisdiction over DBA Group, any assets of DBA Group.

          (b) Except as set forth in Schedule 4.2(b), the delivery by DBA Group of this Agreement, the Related Agreements and the consummation by DBA Group of the transactions contemplated hereby and thereby will not result in a breach or violation of the term of, or constitute a default under, or require notice to any third party under, any agreement, instrument, or commitment to which DBA Group is party, by which DBA Group is bound, or to which any of DBA Group’s assets are subject, and no consent or approval is required from any third party for the transactions contemplated by this Agreement and the Related Agreements other than such consents or approvals that the failure to receive which are not reasonably expected to have a material adverse effect on the transactions contemplated by this Agreement or the Related Agreements, the Business, or the assets of DBA Group.

          (c) DBA Group is not in default under, or in violation of any provision of, its certificate of formation, operating agreement, any promissory note, indenture or any evidence of indebtedness or security thereto, lease, purchase contract or other commitment, or any other agreement that is material to the business of DBA Group.

     4.3 No Subsidiaries. DBA Group does not own any interest in and does not control, directly or indirectly, any other corporation, association or business organization. DBA Group is not a party to any joint venture or partnership.

     4.4 Financial Information.

          (a) Attached hereto as Schedule 4.4(a) are true and complete copies of the Financial Statements. Except as set forth on Schedule 4.4(a), the Financial Statements (except as may be disclosed therein), fairly present the financial position and the results of operations of DBA Group as of the dates and for the periods indicated. The Financial Statements provide for all bad and doubtful debts, material liabilities (actual, contingent, deferred or otherwise) and material financial commitments existing as of the dates thereof.

          (b) Except for obligations incurred in the ordinary course of business since December 31, 2005 or as set forth on Schedule 4.4(b), (i) there are no liabilities or obligations of DBA Group whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, due or to become due, required in accordance with GAAP or otherwise to be reserved against or disclosed in the Financial Statements, which are not so reserved or disclosed, (ii) to the knowledge of DBA Group, there is not any past or present fact, situation, circumstance, condition or other basis for any present or future action, suit or proceeding, hearing, charge, complaint, claim or demand against DBA Group giving rise to any such liability or obligation and (iii) DBA Group has no liability or obligation, singularly or in the aggregate, in the amount of $10,000 or more, whether accrued, absolute, contingent or otherwise, as of the respective dates of the Financial Statements not required to be reflected or disclosed in the Financial Statements.

          (c) Except as disclosed on Schedule 4.4(c), the Financial Statements do not reflect any material income or expense that was unusual in nature, nonrecurring, extraordinary, or otherwise not in the ordinary course of DBA Group’s Business, consistent with past practices.

          (d) All tangible assets used by DBA Group in the Business are reflected in the Financial Statements except those sold, transferred or otherwise disposed of, or purchased or otherwise acquired, in the ordinary course of business.

     4.5 Absence of Certain Changes. Since January 1, 2006, except as set forth on Schedule 4.5, and except for transactions contemplated by this Agreement, DBA Group has conducted the Business only in the ordinary course and consistent with past practice, and has not:

          (a) suffered any material adverse change;

          (b) incurred any liabilities or obligations (absolute, accrued, contingent or otherwise) except current liabilities incurred and liabilities under contracts entered into in the ordinary course of business and consistent with past practice (including obligations or liabilities arising from one transaction or a series of related or similar transactions, and all periodic installments or payments under any lease or other agreement providing for periodic installments or payments, as a single obligation or liability), or increased, or experienced any change in any assumptions underlying or methods of calculating any bad debt, contingency or other reserves;

          (c) declared, set aside or paid any dividend or distribution in respect of any Membership Units or other equity interest of DBA Group or redeemed, purchased or otherwise acquired any DBA Group equity interest;

          (d) issued, delivered, or sold, or authorized the issuance, delivery or sale of, any securities or any option or rights with respect thereto, or modification or amendment of any right of any holder of outstanding securities with respect thereto;

          (e) paid, discharged or satisfied any claims, liabilities or obligations (absolute, accrued, contingent, known or unknown, or otherwise) other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities and obligations reflected or reserved against in the balance sheet dated as of December 31, 2005 (the “Balance Sheet Date”) included in the Financial Statements (the “Balance Sheet”) or incurred in the ordinary course of business and consistent with past practice since the Balance Sheet Date;

          (f) permitted or allowed any of the assets or properties of DBA Group to be subjected to any Encumbrance, restriction or charge of any kind, except for (a) Encumbrances related to Taxes not yet due and payable, (b) Encumbrances for landlord’s warehouseman’s, mechanic’s, materialmen’s and other similar liens for sums not overdue, (c) pledges or deposits to secure obligations under workmen’s compensation laws or similar legislation, and (d) those Encumbrances listed on Schedule 4.5(f) (collectively, “Permitted Encumbrances”);

          (g) written down the value of any inventory or written off as uncollectible any notes or accounts receivable;

          (h) canceled any debts, or waived any claims or rights of substantial value;

          (i) sold, transferred or otherwise disposed of any of its properties or assets, except in the ordinary course of business and consistent with past practice;

          (j) disposed of or permitted to lapse any rights to the use of any patent, trademark, trade name or copyright, or disposed of or disclosed to any Person other than an Affiliate any invention, discovery, knowhow, trade secret, formula, process or other intellectual property not theretofore a matter of public knowledge that is material to the Business;

          (k) granted any general increase in the compensation of employees of DBA Group (including any such increase pursuant to any bonus, pension, profit sharing or other plan or commitment) or any increase in the compensation payable or to become payable to any employee of DBA Group in excess of merit increases consistent with past practice, and no such increase is customary on a periodic basis or required by agreement or understanding;

          (l) made any capital expenditure or commitment for capital expenditures other than those capital expenditures or commitments that have been paid in full;

          (m) made any change in any method of accounting or accounting practice or failed to maintain the books and records of DBA Group in the ordinary course of business and consistent with past practice;

          (n) failed to maintain any of its properties or equipment in good operating condition and repair, subject to ordinary wear and tear;

          (o) failed to maintain in full force and effect all existing policies of insurance at least at such levels as were in effect prior to such date or canceled any such insurance or, to its knowledge, taken or failed to take any action that would enable the insurers under such policies to avoid liability for claims arising out of occurrences prior to the Closing;

          (p) entered into any transaction or made or entered into any material contract or commitment, or terminated or amended any material contract or commitment, except in the ordinary course of business and consistent with past practice, and not in excess of current requirements;

          (q) taken any action that could reasonably be expected to have a material adverse effect on the business organization of DBA Group or DBA Group’s current relationships with its customers, employees, suppliers, distributors, advertisers, subscribers or others having business relationships with DBA Group; or

          (r) agreed in writing or otherwise to take any action with respect to any of the matters described in this Section 4.5.

     4.6 Licenses; Regulatory Approvals. DBA Group holds all licenses, certificates and other regulatory approvals required or necessary to be applied for or obtained in connection with the Business as presently conducted by DBA Group, except where the failure to obtain such licenses, certificates or other regulatory approvals would not have a material adverse effect. All such licenses, certificates and other approvals are listed on Schedule 4.6. Except as set forth on Schedule 4.6, all such licenses, certificates and other regulatory approvals relating to the Business, operations and facilities of DBA Group are in full force and effect and will remain in full force and effect following the consummation of the Merger. Any and all past litigation concerning such licenses, certificates and regulatory approvals, and all claims and causes of action raised therein, have been finally adjudicated, and, in the case of such litigation finally adjudicated since the Balance Sheet Date such adjudication has not had a material adverse effect on DBA Group. Except as set forth on Schedule 4.6, no such license, certificate or regulatory approval has been revoked, conditioned (except as may be customary) or restricted, and no action (equitable, legislative or administrative), arbitration or other process is pending, or to the knowledge of DBA Group, threatened, which in any way challenges the validity of, or seeks to revoke, condition or restrict any such license, certificate or regulatory approval.

     4.7 Regulatory Matters.

          (a) Except as may be disclosed in Schedule 4.7(a), (i) DBA Group is not the subject of any outstanding, nor, to the knowledge of DBA Group, any threatened, investigation, audit, review or other examination of DBA Group by any federal or state governmental agency having supervisory or regulatory authority with respect to DBA Group or the Business, and (ii) DBA Group is not subject to, nor has DBA Group received any notice or advice that it may become subject to, any order, agreement, memorandum of understanding or other regulatory enforcement action or proceeding with any federal or state governmental agency having supervisory or regulatory authority with respect to DBA Group or the Business.

          (b) To the knowledge of DBA Group, there is no proposed or pending change in any law or regulation affecting the Business which would have a material adverse effect on DBA Group.

     4.8 Tax Matters.

          (a) DBA Group has prepared and filed in accordance with applicable laws, rules and regulations all federal, state and local income, franchise, excise, sales, use, real and personal property and other Tax Returns, information statements and reports, required to be filed by it, or DBA Group has prepared and filed appropriate requests for extensions to file such Tax Returns and all such requests have been granted and have not expired in accordance with applicable Tax laws, rules and regulations. Complete and correct copies of all Tax Returns of DBA Group for the last three (3) years have been delivered to Merger Sub and are listed on Schedule 4.8(a).

          (b) All such Tax Returns correctly and completely reflect the information required to be presented therein in all material respects. DBA Group has not paid any penalty, surcharge, fine or interest in connection with any alleged underpayment of Taxes.

          (c) Except as disclosed on Schedule 4.8(c) (which lists good faith tax disputes), DBA Group has paid all Taxes that have become due and payable to (or claimed to be due and payable by) Tax authority. DBA Group has made full provision or reserve in the Financial Statements for all Taxes for which DBA Group is or may be accountable on or before the dates thereof, including distributions made on or before such dates or provided for in such Financial Statements, and adequate provision has been made in such Financial Statements for deferred Tax for which DBA Group is or may be accountable on or before the dates thereof in accordance with GAAP and in the aggregate do not materially fail to provide for potential Tax liabilities. All estimated Tax payments of DBA Group that have become due and payable prior to the date of this Agreement have been paid. No claim has ever been made by an authority in a jurisdiction where DBA Group does not file Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of DBA Group.

          (d) DBA Group has properly withheld all Taxes from the salaries, wages or other compensation paid to officers, employees or other persons, and has paid such Tax to the appropriate Tax authorities.

          (e) To DBA Group’s knowledge, no event, transaction, act or omission has occurred which could result in DBA Group becoming liable for any Tax which is primarily or directly chargeable against or attributable to a Person other than DBA Group or which is charged by reference to the income or gains of another Person. In the event that DBA Group has been part of a consolidated group of taxpayers, DBA Group is not liable for any Tax obligations of the other members of the group.

          (f) To DBA Group’s knowledge, no Tax Return (or item in a Tax Return) is currently under audit by any Tax authority, and there are no agreements for the waiver of any statute of limitations in respect of any Taxes or for the extension of time for the assessment or payment of any Tax. DBA Group is not, and does not expect to be, involved in any material dispute in relation to any Tax matters, and to DBA Group’s knowledge no Tax authority has investigated or indicated that it intends to investigate DBA Group’s Tax matters. DBA Group is not aware of any facts which may constitute the basis for the proposal of any Tax deficiencies for any unexamined year.

          (g) DBA Group is not a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of (i) any “excess parachute payment” within the meaning of Code §280G (or any corresponding provision of state, local or foreign Tax law) and (ii) any amount that will not be fully deductible as a result of Code 162(m) (or any corresponding provision of state, local or foreign Tax law). DBA Group is not a party to or bound by any Tax allocation or sharing agreement (other than DBA Group’s limited liability company agreement). DBA Group (i) has at all times been classified as a partnership, and not as a corporation, for federal tax purposes and (ii) has no liability for the Taxes of any Person under Reg. §1.1502 -6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

          (h) DBA Group has not entered into any transaction or course of conduct (other than legitimate, good faith Tax planning) designed in whole or in part to evade Taxes contrary to applicable Tax law.

     4.9 Litigation Claims.

          (a) There is no action, suit, claim, investigation or proceeding, whether at law or in equity (a “Claim”), pending or, to the knowledge of DBA Group, threatened that questions the validity of this Agreement or the Related Agreements or any action taken or to be taken by DBA Group or Seller in connection with the consummation of the transactions contemplated hereby or thereby or which seeks to prohibit, enjoin or otherwise challenge any of the transactions contemplated hereby or thereby.

          (b) Schedule 4.9(b) sets forth an accurate and complete list, and a brief description (setting forth the names of the parties involved, the court or other governmental or mediating entity involved, the relief sought and the substantive allegations and the status thereof), of each Claim pending or, to the knowledge of DBA Group, threatened against or affecting DBA Group. None of the pending or threatened Claims set forth on Schedule 4.9(b), if adversely determined, would individually or in the aggregate, result in a material adverse effect on DBA Group. To the knowledge of DBA Group, no event has occurred and no circumstance, matter or set of facts exist which would constitute a valid basis for the assertion by any third party of any Claim, other than those listed on Schedule 4.9(b). Except as set forth in Schedule 4.9(b), there is no outstanding or, to the knowledge of DBA Group, threatened judgment, injunction, order or consent or similar decree or agreement (including, without limitation, any consent or similar decree or agreement with any governmental entity) against, affecting or naming DBA Group.

          (c) Except as disclosed in Schedule 4.9(c), there is no Claim (whether based on statute, negligence, breach of warranty, strict liability or any other theory) pending, or to the knowledge of DBA Group, threatened, relating directly or indirectly to any product manufactured or sold, or any services performed, by DBA Group.

     4.10 Properties, Contracts; Leases and Other Agreements; Bank Accounts.

          (a) Schedule 4.10(a) contains a complete and correct list of all Owned Real Property setting forth information sufficient to identify specifically such Owned Real Property. DBA Group has good and valid fee simple title to the Owned Real Property, free and clear of any Encumbrances other than Permitted Encumbrances. There are no agreements, including, without limitation, any leases, licenses, easements, rights of way, access agreements or occupancy agreements, written or oral, where DBA Group has granted to any Person the right to access, enter upon, use occupy, lease or purchase any portion of the Real Property that are not otherwise Permitted Encumbrances. To the knowledge of DBA Group, no condemnation or eminent domain proceedings are pending or threatened in writing with respect to any Owned Real Property or any leased real property. Each Owned Real Property, and to the knowledge of DBA Group, any leased real property, has access to a dedicated, public street, either by reason of such Owned Real Property abutting a dedicated, public street or by way of good and insurable appurtenant easement(s), and such access is adequate for the present use and operation thereof.

          (b) All leasehold interests for real property and any material personal property used by DBA Group in the Business are held pursuant to lease agreements which are valid and enforceable in accordance with their terms, the agreements for which are listed on      Schedule 4.10(b). To the knowledge of DBA Group, all such properties comply in all material respects with all applicable private agreements, zoning requirements and other governmental laws and regulations relating thereto and, to the knowledge of DBA Group, there are no condemnation proceedings pending or threatened with respect to such properties. DBA Group has not assigned or subleased its interests under such leases or the assets covered thereby. Each such lease has been duly and validly executed, is in full force and effect and constitutes the valid and binding agreement of the parties thereto. Any additional business offices maintained by DBA Group during the past two (2) years are also listed by location on Schedule 4.10(b).

          (c) Except as set forth on Schedule 4.10(c), and excluding trade accounts payable incurred in the ordinary course of business and payable to Persons other than Affiliates of DBA Group, DBA Group does not have any liabilities for borrowed funds, extensions of credit or other advances that are subject to repayment whether pursuant to a written agreement, oral understanding or course of conduct, and whether reflected on the Financial Statements as indebtedness, accounts payable or otherwise, and any such liability set forth on Schedule 4.10(c) may be prepaid at any time without premium or penalty.

          (d) Except as set forth in Schedule 4.10(d), DBA Group is not a party to any agreements, contracts or commitments relating to the acquisition of the assets or capital stock of any other business enterprise.

          (e) Except as set forth in Schedule 4.10(e), DBA Group is not a party to any agreements, loans, contracts, leases, guarantees, letters of credit, lines of credit or commitments of DBA Group not referred to elsewhere in this Agreement which:

(i)	involve potential payments by DBA Group or incurring by DBA Group of costs or obligations, of more than $5,000 in the aggregate;

(ii)	involve payments based on profits of DBA Group;

(iii)	relate to the future purchase of goods or services in excess of the requirements of the Business at current levels or for normal operating purposes;

(iv)	include powers of attorney or grants of agency by DBA Group;

(v)	cannot be canceled by DBA Group without penalty or premium on no more than thirty (30) days’ notice;

(vi)	were not made in the ordinary course of business; or

(vii)	otherwise materially affect the Business or financial condition of DBA Group.

          (f) Except as set forth in Schedule 4.10(f), no contracts material to the Business or financial condition of DBA Group are terminable or are subject to modification by reason of the consummation of the transactions contemplated by this Agreement and the Related Agreements, and DBA Group has not received notice of any potential termination or modification of such contracts.

          (g) Except as set forth in Schedule 4.10(g), neither DBA Group, nor any other party, is in default, technical or otherwise, of any real estate lease, equipment lease, loan or credit agreement, or any other contract or agreement to which DBA Group is a party, and no event or condition has occurred or exists which, with the passage of time, giving of notice or both, would cause DBA Group, or, to the knowledge of DBA Group, any other party, to be in default thereunder.

          (h) Set forth on Schedule 4.10(h) is an accurate and complete list showing the name and address of each bank, securities broker, mutual fund, investment company, investment adviser or other financial institution or similar Person with which DBA Group has an account, including the account or box number and the names of all persons and entities authorized to draw thereon or have access thereto.

          (i) All material contracts and agreements to which DBA Group is a party, including, without limitation, any contract or agreement disclosed on Schedules 4.10(b), 4.10(d) and 4.10(e) (“Contracts”) (i) are valid and enforceable in accordance with their respective terms; (ii) no Default (as defined below) exists under any Contract either by DBA Group or, to the knowledge of DBA Group, by any other party thereto; (iii) DBA Group is not aware of the assertion by any third party of any claim of Default or breach under any of the Contracts; and (iv) DBA Group has no knowledge of any present intention on the part of any significant customer or supplier or other business partner of DBA Group to either (A) terminate or significantly change its existing business relationship with DBA Group either now or in the foreseeable future, or (B) fail to renew or extend its existing business relationship with DBA Group at the end of the term of any existing contractual arrangement such entity may have with DBA Group. For purposes of this Agreement, the term “Default” means, with respect to any Contract, (x) any breach of or default under such Contract, or (y) any event, other than the normal passage of time, which would (either with or without notice or lapse of time or both) give rise to any right of full or partial termination, cancellation or acceleration of any obligation with respect to such Contract.

          (j) Set forth on Schedule 4.10(j) is an accurate and complete list showing all Contracts to which DBA Group is a party or by which it is bound.

          (k) Except as set forth on Schedule 4.10(k) and those which are no longer in effect, DBA Group has not granted any right of first refusal or similar right in favor of any third party with respect to any material portion of its properties or assets or entered into any non-competition agreement or similar agreement restricting its ability to engage in any business in any location.

     4.11 Employee Matters; Benefit Plans; ERISA.

          (a) Except as may be disclosed in Schedule 4.11(a), DBA Group has not entered into any collective bargaining agreement with any labor organization with respect to any group of employees of DBA Group and, to the knowledge of DBA Group, there is no present effort nor existing proposal to attempt to unionize any group of employees of DBA Group.

          (b) Except as may be disclosed in Schedule 4.11(b):

(i)	DBA Group is and has been in material compliance with all applicable laws relating to employment and employment practices, terms and conditions of employment and wages and hours, including, without limitation, any such laws respecting employment discrimination and occupational safety and health requirements, and DBA Group is not engaged in any unfair labor practices;

(ii)	There is no unfair labor practice complaint against DBA Group pending or, to the knowledge of DBA Group, threatened before the National Labor Relations Board;

(iii)	There is no labor dispute, strike, slowdown or stoppage pending or, to the knowledge of DBA Group, threatened against or directly relating to DBA Group; and

(iv)	DBA Group has not experienced any work stoppage or other material labor difficulty during the past year.

          (c) Except as described and attached to Schedule 4.11(c), DBA Group is not a party to any agreement for the employment, retention or engagement or severance of any officer, employee, agent, advisor or consultant.

          (d) Schedule 4.11(d) contains a correct and complete list of all Benefit Plans maintained by DBA Group or to which DBA Group or any ERISA Affiliate (as defined below) contributes. DBA Group has delivered or made available to Merger Sub, with respect to all such Benefit Plans, complete and correct copies of the following: all plan documents, handbooks, manuals, collective bargaining agreements and similar documents governing employment policies, practices and procedures; the most recent summary plan descriptions and any subsequent summaries of material modifications and all other material employee communications discussing any employee benefit; Forms series 5500 as filed with the IRS for the three most recent plan years (including all attachments thereto); the most recent report of the enrolled actuary for any plans requiring actuarial valuation; all trust agreements with respect to the Benefit Plans; plan contracts with service providers or insurers providing benefits for participants or liability insurance for fiduciaries and other parties in interest or bonding; the most recent annual audit and accounting of plan assets for all funded plans; and the most recent Internal Revenue Service (“IRS”) determination letter or opinion letter for all plans qualified under Section 401(a) of the Code.

          (e) Neither DBA Group nor any ERISA Affiliate participates in or maintains or has ever maintained or been obligated to contribute to a multi-employer plan (as defined in Section 3(37) of ERISA), and neither DBA Group nor any ERISA Affiliate has withdrawal liability with respect to any multi-employer plan.

          (f) Neither DBA Group nor any ERISA Affiliate maintains or has ever maintained or been obligated to contribute to an employee pension benefit plan (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA.

          (g) DBA Group has made full payment of all amounts it is required, under applicable law or the terms of each Benefit Plan, to have contributed thereto before the Closing Date for all periods through and including the close of the last plan year ending prior to the Closing Date, or proper accruals for such contributions have been made and are reflected on its balance sheet and books and records. DBA Group will pay such contributions to the Benefit Plans for the current plan year prior to the Closing Date, or, if any such contributions will not be due prior to the Closing Date, has made adequate provision for reserves therefor. All such contributions are fully deductible by DBA Group for purposes of DBA Group’s federal income taxes, and DBA Group has no actual or potential liability for the 10 percent tax imposed by section 4972 of the Code.

          (h) All Taxes, penalties, interest charges and other financial obligations to federal, state and local governments and to participants or beneficiaries under the Benefit Plans with respect to any period ending on or before the Closing Date have been or will be met in full on or before the Closing Date.

          (i) All reports, returns, notices and similar documents with respect to the Benefit Plans required to be filed with any governmental agency or distributed to any Benefit Plan participant or beneficiary have been duly and timely filed or distributed.

          (j) Each Benefit Plan required to be listed on Schedule 4.11(d) that is intended to be qualified under Section 401 of the Code is (and from its establishment has been) the subject of a favorable determination letter or opinion letter issued by the IRS, and no such determination letter or opinion letter has been revoked nor, to DBA Group’s knowledge, has revocation been threatened, nor has any Benefit Plan been amended since the date of its most recent determination letter or application therefor in any respect which would adversely affect its qualification or materially increase its cost, and no Benefit Plan has been amended in a manner that would require security to be provided in accordance with Section 401(a)(29) of the Code. Each trust maintained under any such Benefit Plan is (and from its establishment has been) exempt from federal income tax under Section 501 of the Code.

          (k) Each Benefit Plan required to be listed on Schedule 4.11(d) complies, in both form and operation, with the applicable requirements of ERISA, the Code and other applicable law. There are no pending investigations by any governmental agency involving such Benefit Plans, no termination proceedings involving the Benefit Plans, and, to DBA Group’s knowledge, no threatened or pending claims (except for routine claims for benefits), suits or proceedings against any Benefit Plan or asserting any rights or claims to benefits under any Benefit Plan which could give rise to any liability nor, to DBA Group’s knowledge, are there any facts which could give rise to any liability in the event of any such investigation, claim, suit or proceeding.

          (l) Neither DBA Group nor any “party in interest” (as defined in section 3(14) of ERISA) or “disqualified person” (as defined in section 4975(e)(2) of the Code) with respect to any Benefit Plan has engaged in a “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA) for which a statutory, administrative, or regulatory exemption is not available. No Benefit Plan has been (or will be as a result of the transactions contemplated hereby) completely or partially terminated or has been (or will be as a result of the transactions contemplated hereby) subject to a “reportable event” (as defined in section 4043 of ERISA) or to any event requiring disclosure under section 4062(e) or 4063(a) of ERISA.

          (m) DBA Group is in full compliance with the continuation coverage requirements of the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the health insurance obligations (sometimes referred to as “HIPAA”) imposed by section 9801 of the Code and Part 7 of Subtitle B of Title I of ERISA.

          (n) Other than the group health plan continuation coverage requirements required by applicable law (as described in subsection (m) above), the cost of which is fully paid by the former employee or his or her dependent, DBA Group does not maintain retiree life or retiree health plans providing for continuing coverage for any employee or any beneficiary of an employee after the employee’s termination of employment.

          (o) Except as set forth on Schedule 4.11(o), DBA Group is not a party to any oral or written agreement with any director, executive, officer or other key employee, the benefits of which are contingent or the terms of which are materially altered or permit termination, upon the occurrence of a transaction of the nature contemplated by this Agreement and the Related Agreements, or agreement or plan, including any stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement and the Related Agreements or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement and the Related Agreements.

     4.12 Personnel.

          (a) Schedule 4.12(a) contains a true and complete list of the following information for all persons employed by DBA Group, including each employee on leave of absence or layoff status:

(i)	Name

(ii)	Job title

(iii)	Department (if applicable)

(iv)	Location of Employment

(v)	Indicate Billable/Non Billable

(vi)	Hourly Rate

(vii)	Annual Salary (Current)

(viii)	Gross Salary 2005 and Year to Date 2006

(ix)	Bonus paid 2005 and Year to Date 2006

(x)	Hire date

(xi)	Vacation accrued

(xii)	Service credited for purposes of vesting and eligibility to participate under any pension, retirement, profit-sharing, option, cash bonus, ownership plan

(xiii)	Severance pay

(xiv)	Any assignment of inventions or similar agreement

(xv)	Social Security Number

(xvi)	Copies of performance reports

(xvii)	All disciplinary records

          (b) Schedule 4.12(b) contains a correct and complete description of DBA Group’s performance measurement and compensation policies and procedures as they relate to employees in effect as of the Closing Date and for the year prior to the Closing Date.

          (c) Schedule 4.12(c) lists all Persons who are currently performing services for DBA Group who are classified as “consultants” or “independent contractors” the compensation of each such Person and whether DBA Group is party to an agreement with such Person (whether or not in writing). Any such agreements are listed on Schedule 4.12(c) and have been delivered (or, in the case of agreements that are not in writing, a summary thereof has been delivered) to Merger Sub. All Persons engaged by DBA Group as independent contractors, rather than employees, have been properly classified as such and have been engaged in accordance with all applicable foreign, federal, state and/or local laws.

          (d) Except as disclosed in Schedule 4.12(d), (i) none of the employees of DBA Group has notified or otherwise indicated to DBA Group that he or she intends to terminate his or her employment with DBA Group, or not to continue employment after the Closing, (ii) DBA Group does not have a present intention to terminate the employment of any employee, (iii) to the knowledge of DBA Group, no employee of DBA Group has since January 1, 2006 received an offer of an employment from any other Person, (iv) to the knowledge of DBA Group, no employee of DBA Group is a party to or is bound by any employment contract, patent disclosure agreement, noncompetition agreement or other restrictive covenant or other contract with any Person that would be likely to affect in any way (A) the performance by such employee of any of his or her duties or responsibilities as a employee or (B) the business or operations of DBA Group, (v) to the knowledge of DBA Group, no employee of DBA Group is in violation of any term of any employment contract, patent disclosure agreement, noncompetition agreement, or any other restrictive covenant with or to a former employer relating to the right of any such employee to be employed by DBA Group, and (vi) DBA Group is not and never has been engaged in any dispute or litigation with an employee or former employee.

          (e) DBA Group is in compliance, and has complied, in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment and wages and hours. DBA Group is not liable for the payment of material Taxes, fines, penalties or other amounts, however designated, for failure to comply with any of the foregoing laws. DBA Group is not engaged, and to the knowledge of DBA Group has never engaged, in any unfair labor practice of any nature. The employees of DBA Group have been, and currently are, properly classified under the Fair Labor Standards Act of 1938, as amended, and under any applicable state law. Except as set forth on Schedule 4.12(e), DBA Group has not failed to pay any of its employees, consultants or contractors for any wages (including overtime), salaries, commissions, bonuses, benefits or other direct compensation for any services performed by them to the date hereof or amounts required to be reimbursed to such individuals.

          (f) DBA Group, and, to the knowledge of DBA Group, each of its employees, is in compliance with all applicable visa and work permit requirements, and no visa or work permit held by an employee of DBA Group will expire during the six-month period following the date of this Agreement. Schedule 4.12(f) sets forth (i) a true and complete list of all current employees of DBA Group, if any, who are employed in the United States, but are not citizens of the United States or who are not permanent residents of the United States, together with a listing of each such employee’s visa status and visa expiration date, (ii) each employee regarding whom DBA Group has received a notice challenging or otherwise relating to such employee’s authorization to work in the United States. DBA Group has not received any written notice of any inspection or investigation relating to any alleged noncompliance with or violation of the Immigration Reform and Control Act of 1986, as amended, and all regulations promulgated thereunder (collectively, “IRCA”), nor has it been warned, fined or otherwise penalized by reason of any failure to comply with IRCA.

     4.13 Title to and Condition of Properties.

          (a) Except as described in Schedule 4.13(a), DBA Group owns all of the real and personal property included in the Balance Sheet (except assets as have been disposed of in the ordinary course of DBA Group’s business since the Balance Sheet Date), which owned assets are free and clear of all Encumbrances and rights to possession of third parties, of every type and nature, except for Permitted Encumbrances. The assets used by DBA Group in the conduct of its business are, taken as a whole in good and operating condition (reasonable wear and tear excepted) and are sufficient to carry on the business of DBA Group in the ordinary course as it is presently conducted. Other than as disclosed in Schedule 4.13(a) or specifically provided for in this Agreement, DBA Group has not entered into any leases, licenses, easements or other agreements, recorded or unrecorded, granting rights to third parties in any real or personal property of DBA Group, and, except for property leased by DBA Group, to DBA Group’s knowledge, no person or other company has any right to possession, use or occupancy of any of the property used by DBA Group.

          (b) Except for inventory that is excess, damaged or obsolete, for which DBA Group has established in the aggregate an adequate reserve in the Balance Sheet in accordance with GAAP, the inventory reflected in the Balance Sheet, if any, and not disposed of or reserved since such date is of good and merchantable quality, of a quantity and quality saleable in the ordinary course of business of DBA Group in accordance with past practices and is adequate as of the date hereof for the business of DBA Group as conducted as of such date.

     4.14 Product and Service Warranties. Except as set forth on Schedule 4.14, each product or service delivered or licensed by DBA Group has been in conformity in all material respects with all applicable federal, state, local or foreign laws and regulations, contractual commitments and all express and implied warranties, and, to the knowledge of DBA Group, DBA Group has no liability for replacement or repair thereof or other damages in connection therewith, except for liabilities incurred in the ordinary course of business, and no product or service delivered or licensed by DBA Group is subject to any guaranty, warranty, or other indemnity.

     4.15 Intellectual Property.

          (a) Except as set forth on Schedule 4.15(a), DBA Group owns, free and clear of all Encumbrances of every nature, kind and description, except for Permitted Encumbrances, and has good and merchantable title to, or holds adequate licenses or otherwise possesses all rights necessary to use, all patents, trademarks, service marks, trade names, copyrights (including any applications for any of the foregoing), domain names (including www.dbagroup.net), all other names embodying business or product goodwill (or both), inventions, discoveries and improvements, processes, know-how, trade secrets, scientific, technical, engineering and marketing data, computer programs, software, including all object and source codes, programming tools and all other techniques used or necessary for the conduct of the Business as now conducted (collectively, the “Intellectual Property”).

          (b) Schedule 4.15(b) contains an accurate and complete list of (i) all such patents, trademarks, trade names, service marks, assumed names and copyrights, and all applications therefor, and, with respect to registered items, contains a list of all jurisdictions in which such items are registered and all registration numbers, (ii) all licenses, permits and other agreements relating thereto, and (iii) all agreements relating to any of such Intellectual Property that DBA Group is licensed or authorized to use by others. The patents, trademarks, service marks and copyrights, licenses, permits and other agreements constituting a part of such Intellectual Property and solely owned by DBA Group, if any, are valid, subsisting and enforceable, and are duly recorded in the name of DBA Group.

          (c) All software, other than generally available software such as Microsoft Office, and other standard “off-the-shelf” software, and generally available system development tools, that is either marketed to customers of DBA Group as a program or as part of a service to support the Business is owned by DBA Group or DBA Group has the right to use, modify, copy, sell, distribute, sublicense and make derivative works free and clear of any limitations or Encumbrance, except for Permitted Encumbrances and as may be set forth in any license agreement listed in Schedule 4.15(c). To the extent third party software is marketed to customers of DBA Group together with the Intellectual Property solely owned by DBA Group, the third party rights have been identified in Schedule 4.15(c), all necessary licenses have been obtained and no royalties or payments are due from DBA Group to third parties except as identified on Schedule 4.15(c).

          (d) Except as set forth on Schedule 4.15(d), to the knowledge of DBA Group, DBA Group has the sole and exclusive right to use the patents, service marks and copyrights listed in Schedule 4.15(b) and the trademarks and trade names listed in Schedule 4.15(b), in each case, in all jurisdictions in which the Business is conducted or in which any products of the Business are distributed, and the consummation of the transactions contemplated hereby will not alter or impair any such rights.

          (e) No claims have been asserted by any Person challenging or questioning the ownership, validity, enforceability or use by DBA Group of any of the Intellectual Property and, to the knowledge of DBA Group, there is no valid basis for any such claim, and, to the knowledge of DBA Group, the use or other exploitation of the Intellectual Property by DBA Group does not infringe on or dilute the rights of any Person; and, to the knowledge of DBA Group, no Person is infringing on the rights of DBA Group with respect to any of the Intellectual Property.

          (f) DBA Group has taken all reasonable security measures to protect the secrecy, confidentiality and value of the Intellectual Property of DBA Group, including computer programs, trade secrets and other confidential information. Except as disclosed in Schedule 4.15(f), no Person has any marketing rights to the Intellectual Property of DBA Group. To the knowledge of DBA Group, no Person listed in such schedule is in breach or default under its obligations.

          (g) DBA Group has made available to Merger Sub all documents in DBA Group’s custody, possession or control with respect to any invention, discovery, process, design, computer program or other knowhow or trade secret included in the Intellectual Property, which documents shall be accurate in all material respects and reasonably sufficient in detail and content to identify and explain such invention, discovery, process, design, computer program or other know-how or trade secret and to facilitate its full and proper use.

     4.16 Insurance. Schedule 4.16 lists all policies of insurance owned or held by DBA Group or insuring its assets. All current premiums and any other obligations under such insurance have been paid, and all such policies are valid and enforceable and in full force and effect on the date hereof. DBA Group has not received any notice of cancellation or of premium increase under any such policies within the last ninety (90) days.

4.17 Relationships.

          (a) Other than general economic conditions, DBA Group has no knowledge of any present or future conditions or state of facts or circumstances which would materially adversely affect DBA Group after the Closing Date.

          (b) Schedule 4.17(b) lists the 10 largest customers of DBA Group as a percentage of revenues for fiscal year 2005, as well as year-to-date 2006. DBA Group’s relationships with its customers, clients and vendors are satisfactory, and DBA Group has no knowledge of any facts or circumstances, including a change of control in the ownership of DBA Group, that might materially alter, negate, impair or in any way materially adversely affect the continuity of any such relationships and the Business.

          (c) Except as disclosed in Schedule 4.17(c), DBA Group has no knowledge of and has not received notice of any complaints, claims or threats, plans or intentions to discontinue commercial relations or transactions from any customer of DBA Group, any purchaser of goods or services from DBA Group, any employee or independent contractor significant to the conduct or operation of DBA Group or any party to any agreement to which DBA Group is a party.

          (d) DBA Group has no knowledge of any present or future condition or state of facts or circumstances, including a change of control in the ownership of DBA Group (except as contemplated by this

Agreement), that would materially prevent the Business of DBA Group from being carried on after the Closing Date in essentially the same manner as it is presently being carried on.

     4.18 Compliance With Laws.

          (a) Except as set forth in Schedule 4.18(a), the operations and activities of DBA Group has previously and continues to comply in all material respects with all applicable federal, state and local laws, statutes, codes, ordinances, rules, regulations, permits, judgments, orders, writs, awards, decrees or injunctions (collectively, the “Laws”) as in effect on or before the date of this Agreement, including without limitation, all rules and regulations of the Occupational Safety and Health Administration. The conduct of the Business of DBA Group as presently conducted does not conflict with the rights of any other Person or violate or, with or without the giving of notice or the passage of time, or both, will not violate, conflict with or result in a default, right to accelerate or loss of rights under, any terms or provisions of its certificate of formation or operating agreement as presently in effect or, to the knowledge of DBA Group, any Encumbrance, lease, license, agreement, Laws or understanding to which DBA Group is a party or by which it may be bound or affected. DBA Group has received no notice or communication from any Person asserting a failure to comply with any Laws, nor has DBA Group received any notice that any authority or third party intends to seek enforcement against DBA Group to compel compliance with any such Laws.

          (b) (i) DBA Group has not made, and, to the knowledge of DBA Group, no officer, director, employee, agent or other representative of any of them acting on behalf thereof has made, directly or indirectly, with respect to the business of DBA Group, any illegal bribes, kickbacks or other illegal payments of a similar nature, or illegal political contributions with corporate funds not recorded in the corporate records of DBA Group, illegal payments from DBA Group funds to governmental officials, or illegal payments from corporate funds to obtain or retain business either within the United States, the Philippines or elsewhere, and (ii) neither DBA Group nor, to the knowledge of DBA Group, any officer, employee or agent of DBA Group acting on its behalf, nor any other Person acting on its behalf has, directly or indirectly, within the past three (3) years given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder DBA Group (or assist DBA Group in connection with any actual or proposed transaction) which (A) might subject DBA Group to any damage or penalty in any civil, criminal or governmental litigation or proceeding, (B) if not given in the past might have had a material adverse effect to DBA Group, or (C) if not continued in the future, might result in a material adverse effect to DBA Group.

     4.19 Environmental Matters.

          (a) DBA Group has not obtained and is not required to obtain, any permits, licenses or other authorizations under any applicable Environmental Laws.

          (b) Except as set forth on Schedule 4.19, DBA Group is, to its knowledge, in material compliance with all limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in the Environmental Laws. Except as set forth on Schedule 4.19, since DBA Group’s formation, no written notice, demand, request for information, citation, summons or complaint has been received or order has been issued, no complaint has been filed, no suit or action has been instituted, no penalty has been assessed and no investigation or review is pending or, to the knowledge of DBA Group, threatened by any governmental entity or other Person with respect to any (i) alleged violation by DBA Group of any Environmental Law or liability thereunder, (ii) alleged failure by DBA Group to have any permit, certificate, license, approval, registration or authorization required under any Environmental Law, (iii) release of Hazardous Substances by or on behalf of DBA Group, or (iv) any Environmental Liabilities attributed to DBA Group.

          (c) Except as set forth on Schedule 4.19, there are no Environmental Liabilities that have had, or could reasonably be expected to have individually, or in the aggregate, a material adverse effect with respect to DBA Group.

          (d) Except as set forth on Schedule 4.19, to the knowledge of DBA Group, no state of facts exists as to environmental matters or Hazardous Substances that involves the reasonable likelihood of a material capital expenditure by DBA Group or a material fine or penalty imposed on or attributable to DBA Group, or that may otherwise have a material adverse effect with respect to DBA Group or does or could interfere with or prevent compliance with any Environmental Laws or give rise to any common law or other legal liability.

          (e) No Hazardous Substances have been manufactured, treated, stored, transported or disposed of by DBA Group, or otherwise deposited by DBA Group, in or on or are present beneath properties currently or formerly owned, leased or used by DBA Group in violation of, or which may be required to be investigated or remediated under, any applicable Environmental Laws.

          (f) There has been no disposal, escape, seepage, leakage, spillage, discharge, emission, release or threatened release of any Hazardous Substance as a result of the actions or omissions of DBA Group (i) on, from or affecting any properties owned, leased or used by DBA Group, or (ii) for which DBA Group is, is alleged or may be held to be, responsible as a result of conduct occurring or conditions existing at or before Closing.

     4.20 Records. The books of account of DBA Group are sufficient, in all material respects, to prepare the Financial Statements in accordance with GAAP. The books and records of DBA Group accurately and fairly reflect, in all material respects, DBA Group’s income, expenses, assets and liabilities. DBA Group maintains internal accounting controls which provide reasonable assurance that: (i) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and (ii) all intercompany transactions, charges and expenses (x) are at fair arms length value and (y) are accurately reflected in all Financial Statements.

     4.21 Receivables. Schedule 4.21 sets forth a true and complete list of all Receivables and the aging thereof as of December 31, 2006. All Receivables represent sales actually made or services actually performed in the ordinary course of business with no additional services required to entitle DBA Group to collect such Receivables, and have been fully collected or are fully collectible as of the Closing Date or are fully reserved against in the Balance Sheet.

     4.22 Related Party Transactions. Except as set forth on Schedule 4.22, there have been no transactions or contractual relationships during the two (2) fiscal years ended December 31, 2005 or between December 31, 2005 and the date hereof, and no agreement or understanding to enter into or consummate any transactions or contractual relationships between DBA Group on the one hand and (a) any of DBA Group’s officers, directors, employees, representatives, or agents or (b) any family member (by blood or marriage) or Affiliate of any of the foregoing, directly or indirectly, on the other hand. All such transactions have been on terms and conditions no less favorable to DBA Group than could have been obtained from any independent party after arms-length negotiations.

     4.23 Vote Required. The affirmative vote of the holders of a majority of the outstanding Membership Interests is the only vote of the holders of any class or series of DBA Group equity interests necessary to approve this Agreement and the transactions contemplated hereby.

     4.24 Brokers. No Person will have, as a result of the transactions contemplated by this Agreement, any valid right to, interest in or claim upon Merger Sub or DBA Group for any commission, fee or other compensation as a finder or broker because or any act or omission by DBA Group or Seller.

     4.25 Disclosure. No representation or warranty by DBA Group contained in this Agreement, and no representation or warranty contained in any document, list (including, without limitation, the Schedules), certificate or other communication furnished or to be furnished by or on behalf of DBA Group to Merger Sub or any of its representatives in connection with the transactions contemplated hereby, contains or will contain any untrue statement of a material fact, or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading. The financial projections relating to DBA Group delivered to Merger Sub by DBA Group have been prepared in good faith based on assumptions that management of DBA Group are reasonable, and neither the Equity Holders nor DBA Group is aware of any fact or information that would lead them or it to believe that such projections are materially incorrect or misleading in any material respect.

ARTICLE V. REPRESENTATIONS AND WARRANTIES OF THE EQUITY HOLDERS

      As a material inducement for Merger Sub to enter into this Agreement and to consummate the transactions contemplated hereby, the Equity Holders hereby jointly and severally make the following representations and warranties as of the date hereof, each of which is relied upon by Merger Sub regardless of any investigation made or information obtained by or on behalf of Merger Sub:

     5.1 Power and Authority; Ownership.

          (a) Each Equity Holder is an adult individual with full power and authority to own his properties, to manage his fiscal affairs and to enter into this Agreement and each of the Related Agreements to which he is a party and to agree to the transactions contemplated hereby and thereby and to perform all of his obligations hereunder and thereunder. No Equity Holder is subject to any legal disability which would prevent such Equity Holder from performing under this Agreement or any Related Agreement, and no order has been entered appointing a receiver for any Equity Holder or any of such Equity Holder's assets. There is no claim, action, suit or proceeding (including, without limitation, current investigations by governmental agencies) pending against any Equity Holder seeking to enjoin the execution and delivery of this Agreement, the Related Agreements or consummation of the transactions contemplated hereby or thereby.

          (b) This Agreement and each of the Related Agreements to which any Equity Holder is a party constitute the legal, valid and binding obligations of such Equity Holder, enforceable against such Equity Holder, in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws now or hereafter in effect relating to creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

          (c) Each Equity Holder owns that number of Membership Units set forth in Schedule 5.1(c) which constitutes all of the issued and outstanding equity interests of DBA Group. Each Equity Holder has good and marketable title to all of the Membership Units set forth next to such Equity Holder's name on Schedule 5.1(c), free and clear of all Encumbrances and restrictions, legal or equitable, of every kind. Each Equity Holder has full and unrestricted legal right, power, and authority to sell, assign, and transfer the Membership Units held by such Equity Holder without obtaining the consent or approval of any other person, entity, or governmental authority and the delivery of the Membership Units to Merger Sub pursuant to this Agreement will transfer valid title thereto, free and clear of all Encumbrances, claims, and restrictions of every kind, except for restrictions on transferability imposed by federal and state securities laws. Each Equity Holder hereby waives, as of the Closing Date, all rights that exist pursuant to contractual rights or charter document provisions relating to the transferability of Membership Units, as and to the extent necessary to permit the consummation of the transactions provided for herein.

     5.2 Securities Matters. Each Equity Holder understands that none of the shares of Zanett Stock included in the Merger Consideration (including the shares of Zanett Stock underlying any option grants pursuant to Section 3.3(e) has been registered under the Securities Act, on the grounds that the issuance thereof to the Equity Holders in connection with the transactions contemplated by this Agreement and the Related Agreements is exempt from registration pursuant to Section 4(2) of the Securities Act and/or Regulation D promulgated under the Securities Act (“Regulation D”), and that the reliance of Merger Sub on such exemptions is predicated in part on the representations, warranties, covenants and acknowledgements set forth in this Section 5.2.

          (a) The Zanett Stock will be acquired by each Equity Holder for such Equity Holder's own account, not as a nominee or agent, for investment and without a view to resale or other distribution within the meaning of the Securities Act, and such Equity Holders will not distribute or transfer any of the Zanett Stock in violation of the Securities Act.

          (b) Each Equity Holder: (i) acknowledges that the Zanett Stock to be issued to him is not registered under the Securities Act and must be held indefinitely by such Equity Holder unless the Zanett Stock is subsequently registered under the Securities Act or an exemption from registration is available, (ii) is aware that any routine sales of the Zanett Stock made under Rule 144 of the Securities and Exchange Commission under the Securities Act may be made only in limited amounts and in accordance with the terms and conditions of that Rule and that in such cases where the Rule is not applicable, registration or compliance with some other registration exemption will be required, (iii) is aware that Rule 144 is not now and for a period of at least one year following the Closing Date hereof will not be, available for use by such Equity Holder for resale of the Zanett Stock, and (iv) is aware that Merger Sub is not obligated to register any sale, transfer or other disposition of the Zanett Stock.

          (c) Each Equity Holder is an “accredited investor” (as such term is defined in Rule 501(a) of Regulation D) and has such knowledge and experience in financial and business matters that he is fully capable of evaluating the risks and merits of his investment in the Zanett Stock.

          (d) Each Equity Holder acknowledges and agrees that the certificates representing the Zanett Stock issuable to such Equity Holder will contain a restrictive legend noting the restrictions on transfer described in this Section and under federal and applicable state securities laws, and that appropriate “stop-transfer” instructions will be given to Zanett’s stock transfer agent.

     5.3 No Violations of Laws or Agreements, Consents or Defaults.

          (a) The execution and delivery of this Agreement by the Equity Holders and the consummation by the Equity Holders of the transactions contemplated by this Agreement and the Related Agreements will not result in any breach or violation of any of the terms or provisions of, or constitute a default under any statute, order, decree, proceeding, rule, or regulation of any court or governmental agency or body, United States or foreign, having jurisdiction over any Equity Holder, or any assets of any Equity Holder.

          (b) Except as set forth in Schedule 5.3(b), the delivery by the Equity Holders' of this Agreement, the Related Agreements and the consummation by the Equity Holders of the transactions contemplated hereby and thereby will not result in a breach or violation of the term of, or constitute a default under, or require notice to any third party under, any agreement, instrument, or commitment to which any Equity Holder is party, by which any Equity Holder is bound, or to which any of the Equity Holders’ assets are subject, and no consent or approval is required from any third party for the transactions contemplated by this Agreement and the Related Agreements other than such consents or approvals that the failure to receive which would not reasonably be expected to have a material adverse effect on the transactions contemplated by this Agreement or the Related Agreements, the Business, or the assets of DBA Group.

     5.4 Brokers. No Person will have, as a result of the transactions contemplated by this Agreement, any valid right to, interest in or claim upon Merger Sub or DBA Group for any commission, fee or other compensation as a finder or broker because or any act or omission by any Equity Holder.

ARTICLE VI. REPRESENTATIONS AND WARRANTIES OF ZANETT AND MERGER SUB

     As a material inducement for DBA Group and the Equity Holders to enter into this Agreement and to consummate the transactions contemplated hereby, Zanett and Merger Sub jointly and severally hereby make the following representations and warranties as of the date hereof, each of which is relied upon by DBA Group and the Equity Holders regardless of any investigation made or information obtained by DBA Group and the Equity Holders: 6.1 Organization, Existence and Capital Stock.

          (a) Each of Zanett and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all necessary corporate power to own all of its property and assets, to incur all of its liabilities and to carry on its business as presently conducted. Each of Zanett and the Merger Sub is duly qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the nature of its business or its ownership of property makes such qualification necessary, other than where such failure to so qualify would, individually or in the aggregate, not have a material adverse effect on Zanett or the Merger Sub.

          (b) The authorized capital stock of Merger Sub consists of common stock, $.001 par value per share, 1,000 shares of which are validly authorized and 1000 shares of which are validly issued, outstanding, fully paid and non-assessable. The authorized capital stock of Zanett consists of preferred stock, $.001 par value per share, 10,000,000 shares of which are validly authorized and none of which is issued or outstanding, and of common stock, $.001 par value per share, 50,000,000 shares of which are validly authorized and 29,098,472 shares of which are validly issued, outstanding, fully paid and non-assessable.

          (c) All of the shares of Zanett Stock issued in connection with the transactions contemplated by this Agreement will be, when issued in accordance with this Agreement, duly authorized, validly issued, fully paid, nonassessable, and free of all preemptive rights. The shares of Zanett Stock issued to each Equity Holder in connection with the transactions contemplated by this Agreement will be issued in the name of such Equity Holders, as recorded in the Books and Records of DBA Group, with such Equity Holders as record holders of such shares, and each Equity Holder shall have good and marketable title to such shares of Zanett Stock, free of any liens and Encumbrances, other than those created by or through such Equity Holders pursuant to the Lock Up Agreement or otherwise.

     6.2 Power and Authority. Subject to the satisfaction of the conditions precedent set forth herein, each of Zanett and Merger Sub has the corporate power to execute, deliver and perform this Agreement and the Related Agreements and to consummate the transactions contemplated hereby, and, subject to the satisfaction of the conditions precedent set forth herein, has taken all action required by law, its certificate of incorporation, its by-laws or otherwise, to authorize the execution and delivery of this Agreement and such related documents. This Agreement is a valid obligation of each of Zanett and Merger Sub and is legally binding on Zanett and Merger Sub in accordance with its terms.

     6.3 No Violations of Laws.

          (a) The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement and the Related Agreements will not result in any breach or violation of any of the terms or provisions of, or constitute a default under, (i) the certificate of incorporation or by-laws of Zanett or Merger Sub or (ii) any statute, order, decree, proceeding, rule, or regulation of any court or governmental agency or body, United States or foreign, having jurisdiction over Zanett, Merger Sub or any of their assets.

          (b) The delivery by Zanett and Merger Sub of this Agreement, the Related Agreements and the consummation by Zanett and Merger Sub of the transactions contemplated hereby and thereby will not result in a material breach or violation of the term of, or constitute a material default under, any agreement, instrument, or commitment to which Merger Sub or Zanett is a party, by which Merger Sub or Zanett is bound, or to which any of Merger Sub’s assets are subject, and no consent or approval is required from any third party for the transactions contemplated by this Agreement and the Related Agreements other than such consents, or approvals, that are not reasonably expected to have a material adverse effect on the transactions contemplated by this Agreement or the Related Agreements.

          (c) Zanett, nor Merger Sub, is in material default under, or in violation of any provision of, its certificate of formation or certificate of incorporation, operating agreement or bylaws, any promissory note, indenture or any evidence of indebtedness or security thereto, lease, purchase contract or other commitment, or any other agreement that is material to the business of Zanett or Merger Sub.

     6.4 Brokers. No Person will have, as a result of the transactions contemplated by this Agreement, any valid right to, interest in or claim upon Zanett or Merger Sub for any commission, fee or other compensation as a finder or broker because or any act or omission by Merger Sub or its Affiliates.

     6.5 Litigation Claims. There is no Claim pending or, to the knowledge of Zanett or Merger Sub, threatened that questions the validity of this Agreement or the Related Agreements or any action taken or to be taken by Zanett or Merger Sub in connection with the consummation of the transactions contemplated hereby or thereby or which seeks to prohibit, enjoin or otherwise challenge any of the transactions contemplated hereby or thereby.

     6.6 Interim Operations of Merger Sub. Merger Sub was formed by Zanett solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement. Merger Sub has no liabilities other than those incurred in connection with the transactions contemplated by this Agreement and, except for a subscription agreement pursuant to which all of Merger Sub's authorized capital stock was issued to Zanett, is not a party to any agreement other than this Agreement and agreements with respect to the appointment of registered agents and similar matters.

ARTICLE VII. SURVIVAL OF REPRESENTATIONS; INDEMNIFICATION

     7.1 Survival of Representations. All representations and warranties made by any party to this Agreement or pursuant hereto, as modified by any Schedule, exhibit, certificate or other document executed and delivered pursuant hereto, shall survive the Closing and any investigation made by or on behalf of any party hereto for a period of eighteen months following the Closing Date; provided, however, that the representations and warranties contained in Section 4.1 (Organization; Qualification and Capital Stock; Corporate Records), Section 6.1 (Organization, Existence and Capital Stock), and Section 5.1(c) (Equity Holder Power and Authorization; Ownership) shall survive closing indefinitely and the representations and warranties contained in, Section 4.8 (Tax Matters), 4.11 (Employee Matters; Benefit Plans; ERISA) and 4.19 (Environmental Matters) shall survive the Closing and any investigations made by or on behalf of the relevant party until expiration of the applicable statute of limitations. All representations and warranties contained herein or in any schedule, exhibit, certificate or other document executed and delivered pursuant hereto shall be deemed representations and warranties for purposes of Sections 7.1, 9.2(a), and 9.3(a) . Notwithstanding the foregoing, the covenants and agreements of Zanett, Merger Sub and the Equity Holders made herein shall survive the Closing and shall continue in full force and effect indefinitely. The right to indemnification or other remedy based upon such representations and warranties shall not be affected by any investigation conducted with respect to, or any knowledge acquired at any time, whether before or after execution and delivery of this Agreement or the Closing Date, with respect to the accuracy or inaccuracy of any such representation or warranty. Each of Zanett, Merger Sub, DBA Group and the Equity Holder shall notify the other parties in writing of the discovery of any inaccuracy in any representation or warranty of any party hereto.

     7.2 Indemnification.

          (a) Subject to the terms and conditions of this Article VII, following the Closing, the Equity Holders shall jointly and severally, indemnify, defend and hold harmless Zanett and Merger Sub (and their respective officers, directors, employees, Affiliates, successors or assigns other than the Equity Holders) (collectively, the “Zanett Indemnified Parties”), from and against all Claims, assessments, losses, damages, liabilities, deficiencies, judgments, settlements, costs and expenses, including interest, penalties and reasonable attorneys’ fees and expenses incurred in enforcing this indemnification or in any litigation between the parties or with third parties (collectively, “Damages”) asserted against, resulting to, imposed upon, suffered or incurred by a Zanett Indemnified Party, directly or indirectly, by reason of or resulting from (i) any failure of DBA Group or the Equity Holders to duly perform or observe any covenant or agreement to be performed or observed by any of them, pursuant to this Agreement or any Related Agreement and/or (ii) a breach of any representation, warranty, covenant or agreement of DBA Group or the Equity Holders contained in or made pursuant to this Agreement or any of the Related Agreements.

          (b) Subject to the terms and conditions of this Article VII, Merger Sub and Zanett shall indemnify, defend and hold harmless the Equity Holders (and the Equity Holders' respective heirs, representatives and assigns) (collectively, the “DBA Group Indemnified Parties”) at any time after consummation of the Closing, from and against all Damages asserted against, resulting to, imposed upon or incurred by DBA Group Indemnified Parties, directly or indirectly, by reason of or resulting from: (i) the assertion against any Equity Holder of any claim for payment or performance of any obligation, debt, or liability in connection with Merger Sub’s ownership or operation of the Business from and after the Closing, (ii) any failure of Merger Sub to duly perform or observe any covenant or agreement to be performed or observed by it, prior to the Closing, pursuant to this Agreement or any Related Agreement; or (iii) a breach of any representation, warranty, covenant or agreement of Merger Sub contained in or made pursuant to this Agreement.

          (c) As between the Equity Holders, and any Affiliate of any Equity Holder, on the one hand, and Zanett, Merger Sub and any Affiliate of Parent or Merger Sub, on the other hand, the remedies, rights and obligations set forth in this Section 7.2 will be the exclusive remedies, rights and obligations with respect to the Damages referred to in this Section 7.2 to the extent that such Damages arise out of or are related to any inaccuracy of the representations or warranties set forth in this Agreement, except with respect to matters of fraud, for which the parties shall be entitled to pursue all available remedies at law or in equity. Without limiting the foregoing, as a material inducement to entering into this Agreement, to the fullest extent permitted by law, each of the parties waives any claim or cause of action that it otherwise might assert based upon any inaccuracy of the representations or warranties set forth in this Agreement, except for claims or causes of action brought under and subject to the terms and conditions of this Section 7.2.

          (d) Notwithstanding any other provision of this Agreement or any applicable law, except for Damages arising out of or relating to any inaccuracy of representations and warranties under Section 4.1, Section 4.8, and Section 5.1(c) (which shall not be subject to this Section 7.2(c)), no Indemnified Party (as defined below) will be entitled to indemnification for a claim against an Indemnifying Party (as defined below) under this Section 7.2 until the aggregate amount of Damages incurred by such Indemnified Party exceeds $10,000 (all amounts up to and including such amount, the “Basket Amount”) after which such responsible party is liable for all Damages from the first dollar.

          (e) Notwithstanding any other provision of this Agreement, the indemnification obligations of the Equity Holders under this Section 7.2 will not exceed $750,000 (the “Maximum DBA Group Indemnification Amount”).

          (f) Zanett and Merger Sub’s maximum liability to the DBA Group Indemnified Parties under this Section 7.2 shall not exceed the Merger Consideration received by the Sellers hereunder.

          (g) The Maximum DBA Group Indemnification Amount shall not apply to breaches of the representations and warranties set forth in Sections 4.1, 4.8, 4.11, 4.13(a), and 5.1(c) or to matters of fraud. The Equity Holders shall be required to provide indemnification jointly and severally under this Section 7.2.

          (h) No Indemnifying Party shall be liable to or obligated to indemnify any Indemnified Party hereunder for any punitive or exemplary damages, or any consequential, special or multiple damages, except to the extent such damages have been recovered by a third person (including a Governmental Authority) and are the subject of a third party claim for which indemnification is available under this Article VII.

     7.3 Conditions of Indemnification. The obligations and liabilities of Merger Sub, on the one hand, and the Equity Holders, on the other hand, as indemnifying parties (each, an “Indemnifying Party”) to indemnify DBA Group Indemnified Parties or Merger Sub Indemnified Parties, as applicable (each, an “Indemnified Party”), under Section 7.2 with respect to Claims made by third parties shall be subject to the following terms and conditions:

     The Indemnified Party shall give written notice to the Indemnifying Party of any Damages with respect to which it seeks indemnification promptly after the discovery by such party of any matters giving rise to such Claim for indemnification; provided, however, that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under Section 7.2 unless it shall have been prejudiced by the omission to provide such notice. In case any Claim is brought against an Indemnified Party, the Indemnifying Party shall be entitled to participate in the defense thereof and, to the extent that it may wish, to assume the defense thereof, with counsel reasonably satisfactory to the Indemnified Party, and after notice from the Indemnifying Party of its election so to assume the defense thereof, the Indemnifying Party will not be liable to the Indemnified Party under Section 7.2 for any legal or other expense subsequently incurred by the Indemnified Party in connection with the defense thereof; provided, however, that (i) if the Indemnifying Party shall elect not to assume the defense of such claim or action or (ii) if the Indemnified Party reasonably determines that there may be a conflict between the positions of the Indemnifying Party and the Indemnified Party in defending such Claim, then separate counsel shall be entitled to participate in and conduct such defense, and the Indemnifying Party shall be liable for any reasonable legal or other expenses incurred by the Indemnified Party in connection with such defense (but not more than one counsel). The Indemnifying Party shall not be liable for any settlement of any Claim effected without its written consent, which consent shall not be unreasonably withheld. The Indemnifying Party shall not, without the Indemnified Party’s prior written consent, which consent shall not be unreasonably withheld, settle or compromise any Claim to which the Indemnified Party is a party or consent to entry of any judgment in respect thereof. The Indemnifying Party further agrees that it will not, without the Indemnified Party’s prior written consent, settle or compromise any claim or consent to entry of any judgment in respect thereof in any pending or threatened Claim in respect of which indemnification may be sought hereunder (whether or not the Indemnified Party is an actual or potential party to such Claim) unless such settlement or compromise includes an unconditional release of the Indemnified Party from all liability arising out of such Claim.

ARTICLE VIII. COVENANTS.

     8.1 Public Disclosures. Zanett, Merger Sub and the Equity Holders will consult with each other before issuing any press release or otherwise making any public statement with respect to the transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement prior to such consultation except as may be required by applicable law or requirements of NASDAQ. The parties shall issue a joint press release, mutually acceptable to the Equity Holders and Merger Sub, promptly upon execution and delivery of this Agreement.

     8.2 Confidentiality. Zanett, Merger Sub, DBA Group and the Equity Holders shall hold, and shall use their best efforts to cause their respective auditors, attorneys, financial advisors, bankers and other consultants and advisors to hold in strict confidence, unless compelled to disclose by judicial or administrative process or by other requirements of law, all documents and information concerning the other party furnished to it by the other party or its representatives in connection with the transactions contemplated by this Agreement, including, without limitation, the terms and conditions of the Agreement (except to the extent that such information shall be shown to have been (a) already known by the party to which it was furnished, (b) in the public domain through no fault of such party or (c) later lawfully acquired from other sources by the party to which it was furnished) (“Confidential Information”), and each party shall not release or disclose such Confidential Information to any other Person, except its auditors, attorneys, financial advisors, bankers and other consultants and advisors in connection with the transactions contemplated by this Agreement.

     8.3 Books and Records. Zanett shall, and shall cause Merger Sub to, until the fourth (4th) anniversary of the Closing Date, retain all books, records and other documents pertaining to the business of DBA Group on the Closing Date and to make the same available for inspection and copying by the Equity Holders and the Equity Holders' Representative at the expense of the Equity Holders' during the normal business hours of Parent or Merger Sub, as applicable, upon reasonable request and upon reasonable notice.

     8.4 Affirmative Covenants of DBA Group. Prior to the Closing, unless Merger Sub agrees otherwise in writing:

          (a) DBA Group will maintain its existence as a limited liability company and will conduct the Business and its operations in the usual and ordinary course of business in accordance with past custom and practice, including, without limitation, maintaining adequate working capital balances, collecting accounts receivable, paying accounts payable, making repair and maintenance capital expenditures and managing cash accounts generally, all in the usual and ordinary course of business and in compliance in all material respects with all Laws, authorizations, contracts and agreements (including those identified in the Schedules).

          (b) DBA Group will carry on the Business in substantially the same manner as presently conducted and keep its business organizations and properties intact, including its present business operations, physical facilities, working conditions and employees and its present relationships with employees, lessors, licensors, suppliers and customers and others having business relations with it.

          (c) DBA Group shall maintain its Books and Records in accordance with past practice, and use best efforts to maintain in full force all licenses, certificates and other regulatory approvals required or necessary to be applied for or obtained in connection with the Business (except where the failure to maintain such licenses, certificates or other regulatory approvals would not have a material adverse effect) and all insurance policies and binders.

          (d) DBA Group shall promptly advise Zanett in writing of the threat or commencement against DBA Group or the Equity Holders of any dispute, action, claim, investigation or proceeding by, against or affecting DBA Group or any of its operations, assets or prospects, or which questions or may affect the validity of this Agreement or the Related Agreements or any action taken or to be taken by DBA Group or the Equity Holders in connection with the consummation of the transactions contemplated hereby or thereby or which seeks to prohibit, enjoin or otherwise challenge any of the transactions contemplated hereby or thereby.

          (e) DBA Group shall pay any and all amounts owed to any holder of Membership Units and shall collect any and all amounts owed to DBA Group by any holder of Membership Units. There shall be no receivables or payables to or from the Equity Holders on the Closing Balance Sheet, other than reasonable reimbursable business expenses incurred in the ordinary course within 30 days prior to the date of the Closing Balance Sheet.

          (f) DBA Group shall promptly advise Zanett in writing of any event or the existence of any fact which makes untrue, or will make untrue as of the Closing, any representation or warranty of DBA Group or Seller set forth in this Agreement or the Related Agreements (including but not limited to any acquisitions, sale of license of any material portion of its assets, or amendments to any material distribution, licensing, or other material agreements).

          (g) DBA Group shall cooperate with Merger Sub to obtain prior to Closing, searches (the “Searches”), in all appropriate jurisdictions, for state and federal tax liens, judgment liens, Uniform Commercial Code financing statements and pending litigation against DBA Group or its assets; provided that, such Searches shall be performed by a nationally recognized company satisfactory to Zanett, and DBA Group shall be responsible for the cost thereof.

     8.5 Negative Covenants of DBA Group. Prior to the Closing, unless Merger Sub agrees otherwise in writing:

          (a) DBA Group will not take any action or permit to occur any event within DBA Group’s reasonable control which, if taken or occurring prior to the date hereof would require any disclosure in the Schedules, or would breach any covenant of DBA Group or any Equity Holder, or cause any representation or warranty of DBA Group or any Equity Holder to be untrue as of the Closing.

          (b) DBA Group will not (i) make or permit any change in its authorized, issued or treasury securities of its equity securities, (ii) grant any option or right to purchase DBA Group’s securities, (iii) issue or make any commitment to issue any security, including any security convertible into Membership Units, (iv) grant any registration rights, (v) purchase, redeem, retire or make any other acquisition of any securities, or (vi) declare, set aside or pay any dividends, redeem or make any other distributions on or with regard to its equity.

          (c) DBA Group will not amend its certificate of formation or operating agreement.

          (d) DBA Group will not fail to pay or discharge when due any liability or obligation of DBA Group.

          (e) DBA Group will not (i) make any payments to officers, directors, partners, managers, trustees or beneficiaries other then in the ordinary course of business and in accordance with past custom and practice or (ii) make any loans or enter into any transactions or contracts with any holder of Membership Units or an Affiliate of any holder of Membership Units, other than in the ordinary course of business and as contemplated by this Agreement.

          (f) DBA Group will not, except as specifically contemplated by this Agreement, (i) enter into any material contract, agreement or transaction, (including but not limited to any acquisitions, sale of license of any material portion of its assets, or amendments to any material distribution, licensing, or other material agreements), (ii) change, accelerate or alter the payment terms of any existing material Contracts, or (iii) incur any additional debt, other than in the ordinary course of business in accordance with past custom and practice.

          (g) DBA Group will not hire any employees, change any employee’s compensation, pay any bonus or enter into any severance arrangements, or accelerate the vesting of any restricted stock or stock options.

     8.6 Conduct of the Business by Zanett. Until the third anniversary of the Closing Date, Zanett shall consult with the management of DBA Group with respect to proposed material changes to the Business or DBA Group's relationships with its employees or lessors, including, without limitation, Cygnus Holdings, LLC. If disputes arise between the management of DBA Group and the management of Zanett regarding such proposed material changes, the Zanett Board of Directors will make the final determination in its sole and absolute discretion, after consulting with the management of DBA Group. Notwithstanding the foregoing, if the Adjusted Income of Merger Sub for the previous Performance Period does not equal or exceed seventy-five percent (75%) of that Performance Period's Adjusted Income Target or the Revenue of Merger Sub does not equal or exceed seventy-five percent (75%) of that Performance Period's Revenue Target, Zanett shall have the sole authority to make any such changes, in accordance with good business practice, in its sole and absolute discretion.

     8.7 Creation of DBA Group Stock Option Plan.

          (a) After the Closing, Zanett shall reserve options to purchase an aggregate 100,000 shares of Zanett Stock (each, a "Zanett Option") for employees of DBA Group, which Zanett Options shall be available for grant to such employees within 60 days after the Closing Date following the Closing.

          (b) The number of Zanett Options reserved for employees of DBA Group following the Closing shall be increased annually by 0.2 Zanett Options for each $1.00 that the Adjusted Income generated by DBA Group during the first, second and third One-Year Performance Periods, such increase to become effective within 30 days of the delivery of the applicable Performance Period Financial Statements pursuant to Section 8.7 hereof.

          (c) All material terms and conditions of Zanett Options, including the expiration dates and vesting schedules, shall be determined by the Executive Committee of Zanett, subject to ratification by the Board of Directors of Zanett.

          (d) The Executive Committee of Zanett shall review on an annual basis the number of Zanett Options available for grant to DBA Group’s employees and reserve Zanett Options for grant to DBA Group’s employees in addition to those provided for in Section 8.5(b) hereof if the Executive Committee shall determine, in its sole discretion, that reservation of additional Zanett Options is appropriate.

     8.8 Performance Period Financial Statements; Annual Reports. Within 60 days after the end of each Performance Period, Merger Sub shall deliver to Equity Holders' Representative an income statement for such Performance Period and a balance sheet as of the end of such Performance Period. These financial statements (“Performance Period Financial Statements”) shall (i) be prepared from monthly financial statements prepared by Merger Sub in accordance with GAAP as applied on a basis consistent with DBA Group’s past practices and (ii) set forth the Adjusted Income and Revenue of Merger Sub for such Performance Period (including the figures used and calculations made to determine the Adjusted Income and Revenue).

     8.9 Accounting Disputes. Notwithstanding anything to the contrary in this Agreement, if Equity Holders' Representative has any dispute relating to the determination of Actual Net Working Capital or the amount of Adjusted Income or Revenue for any purpose hereunder, then Equity Holders' Representative will notify Merger Sub, in writing, of each disputed amount (collectively, the “Disputed Amounts”), specifying the grounds for such dispute, within 15 Business Days after delivery of the Closing Financial Statements, the Performance Period Financial Statements or other notice containing such determination, as the case may be. If Merger Sub and Equity Holders' Representative cannot resolve any such dispute within 10 Business Days after delivery of such notice, then such dispute will be resolved by an independent accounting firm mutually acceptable to Merger Sub and Equity Holders' Representative (the “Independent Accounting Firm”). If Merger Sub and Equity Holders' Representative do not agree upon a mutually acceptable Independent Accounting Firm within the 10 Business Day period after delivery of the notice, Merger Sub and Equity Holders' Representative will each select an independent accounting firm, and the Independent Accounting Firm will be selected by the firms chosen by Merger Sub and Equity Holders' Representative. The determination of the Independent Accounting Firm (i) will be made as promptly as practicable, (ii) will be prepared in accordance with GAAP and this Agreement, and (iii) will be final and binding on the parties, absent manifest error, which error may only be corrected by such Independent Accounting Firm. Any expenses relating to the engagement of the Independent Accounting Firm will be allocated evenly between Merger Sub and the Equity Holders, provided, however, that if the determination of the Independent Accounting Firm results in a restatement of more than 10% of the Actual Net Working Capital, Adjusted Income or Revenue claimed by Equity Holders' Representative, then the Merger Sub shall pay all expenses related to the engagement of the Independent Accounting Firm; provided further, however, that if the determination of the Independent Accounting Firm results in a restatement of less than 10% of the Actual Net Working Capital, Adjusted Income or Revenue claimed by Merger Sub, then the Equity Holders shall pay all expenses related to the engagement of the Independent Accounting Firm.

     8.10 Audit; Cooperation. Following the Closing, the Equity Holders shall cooperate with Merger Sub in connection with Merger Sub’s preparation of financial statements, and, if necessary, an audit (the “Audit”) of the financial performance of DBA Group, for all periods required in connection with Merger Sub’s reporting obligations under the United States securities laws. Such cooperation shall include, but not be limited to, providing full access to the Books and Records, any work papers generated in connection therewith, DBA Group personnel, DBA Group’s outside auditors and assisting Merger Sub in obtaining any required consent of such outside auditors in connection with Merger Sub’s reporting obligations under the United Stated securities laws. From and after the Closing Date and until the end of the final One-Year Performance Period, Zanett, Merger Sub and DBA Group shall permit the Equity Holders and their counsel, accountants, engineers, consultants and other authorized representatives to have full and complete access to all documents, books, contracts and records relating to DBA Group (but not to Zanett or Merger Sub generally) and to make copies thereof during normal business hours in order to permit Seller to conduct investigations and reviews relative to this Agreement. The Equity Holders and their representatives shall conduct such investigations and reviews in such manner as shall not interfere with or disrupt the conduct of business of Zanett, Merger Sub and DBA Group.

     8.11 Acknowledgment Regarding Reorganizations and Similar Transactions. Seller hereby acknowledges and agrees that, notwithstanding anything to the contrary set forth herein, Merger Sub shall be entitled to consummate any sale, merger, reorganization, consolidation or other similar transaction involving DBA Group, in each case to a Person that is an Affiliate of Merger Sub or its parent, Zanett, Inc., without requiring any consent of Seller, and the consummation of such transaction shall not be deemed to violate any provision of this Agreement; provided, however, that such sale, merger, reorganization, consolidation or other similar transaction shall not release Merger Sub from its obligations hereunder.

ARTICLE IX. CONDITIONS TO CLOSING.

     9.1 Mutual Conditions. The respective obligations of each party to effect the transactions contemplated by this Agreement at the Closing shall be subject to the satisfaction, at or prior to the Closing Date, of the following conditions (any of which may be waived in writing by Zanett, Merger Sub, the Equity Holders and DBA Group).

          (a) None of Zanett, Merger Sub, the Equity Holders or DBA Group nor any of their respective subsidiaries shall be subject to any order, decree or injunction by a court of competent jurisdiction which (i) prevents or materially delays the consummation of the transactions contemplated by this Agreement or (ii) would impose any material limitation on the ability of Merger Sub effectively to exercise full rights of ownership of the Membership Units of DBA Group or any material portion of the assets or Business of DBA Group, taken as a whole.

          (b) No statute, rule or regulation, shall have been enacted by the government (or any governmental agency) of the United States or any state, municipality or other political subdivision thereof that makes the consummation of the transactions contemplated by this Agreement illegal.

          (c) Zanett, Merger Sub, the Equity Holders and DBA Group shall have received all consents, approvals and authorizations of third parties (including governmental approvals) that are required of such third parties prior to the consummation of the transactions contemplated by this Agreement, in form and substance acceptable to Merger Sub or Equity Holders' Representative, as the case may be, except where the failure to obtain such consent, approval or authorization would not have a material adverse effect on the Business of DBA Group.

     9.2 Conditions to the Obligations of Merger Sub. The obligations of Merger Sub under this Agreement are subject to the satisfaction, at or before the Closing, of each of the following conditions (any of which may be waived in writing by Merger Sub):

          (a) The representations and warranties of DBA Group and the Equity Holders contained herein that are qualified as to materiality shall be true in all material respects on and as of the Closing Date (except for the representations and warranties made as of a specific date which shall be true in all material respects as of such date) with the same force and effect as though made on and as of such date, and each of the representations and warranties of DBA Group and the Equity Holders contained herein that are not so qualified shall be true in all respects.

          (b) DBA Group and the Equity Holders shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions required by this Agreement to be performed or complied with by them at or prior to the Closing.

          (c) There shall not be threatened, instituted or pending any suit, action, investigation, inquiry or other proceeding by or before any court or governmental or other regulatory or administrative agency or commission requesting or looking toward an order, judgment or decree that (a) restrains or prohibits the consummation of the transactions contemplated hereby, (b) could reasonably be expected to have a material adverse effect on Merger Sub’s ability to exercise control over or manage DBA Group after the Closing or (c) could reasonably be expected to have a material adverse effect on the Business of DBA Group.

          (d) On the Closing Date, there shall be no effective injunction, writ, preliminary restraining order or other order issued by a court of competent jurisdiction restraining or prohibiting the consummation of the transactions contemplated hereby.

          (e) DBA Group shall have delivered to Merger Sub a certificate, dated the Closing Date, executed by the Secretary of DBA Group, certifying as to (a) DBA Group’s articles of organization, (b) DBA Group’s operating agreement, (c) resolutions with respect to the transactions contemplated by this Agreement adopted by DBA Group’s members and the operating manager attached to such certificate, and (d) incumbency and signatures of the persons who have executed this Agreement, the Related Agreements and any other documents, certificates and agreements to be executed and delivered at the Closing pursuant to this Agreement or any of the Related Agreements on behalf of DBA Group.

          (f) Merger Sub shall have received an opinion of Morris, Manning & Martin, LLP, counsel to DBA Group, dated the Closing Date, in form and substance reasonably satisfactory to Merger Sub.

          (g) Merger Sub shall have received reasonable evidence that all indebtedness of DBA Group has been paid in full including, but not limited to, that certain Term Loan between Bank of America, N.A. and The DBA Group LLC dated July 19, 2006.

          (h) Merger Sub shall have received the Searches in accordance with Section 8.4(g) . Seller shall have had all Encumbrances affecting DBA Group or its assets released and discharged (whether or not such Encumbrances are reflected in the Searches or the Schedules). Merger Sub shall have received evidence reasonably satisfactory to it (including, without limitation, UCC-3 termination statements) that such Encumbrances have been released and discharged of record.

          (i) Jose David Rincon shall have entered into an employment agreement with Merger Sub (the “Employment Agreement”), substantially in the form of Exhibit A.

          (j) Each Equity Holder shall have entered into a confidentiality, non-competition, and non-solicitation agreement (the “Confidentiality, Non-Competition, and Non-Solicitation Agreement”), substantially in the form of Exhibit B.

          (k) Each Equity Holder shall have entered into a lock-up agreement with Zanett (the “Lockup Agreement”), substantially in the form of Exhibit C.

          (l) Merger Sub shall have received resignations in form and substance satisfactory to Merger Sub from the directors and officers of DBA Group listed on Schedule 9.2(m), which shall include a release of all Claims against DBA Group.

          (m) DBA Group and Seller shall have changed the persons authorized to act or deal in connection with each deposit account, line of credit and safe deposit box of DBA Group to be only those persons identified on Schedule 9.2(l) hereto.

          (n) Zanett’s Executive Committee shall have approved the Agreement and the transactions contemplated hereby.

          (o) Cygnus Holdings, LLC as landlord, and Merger Sub, as tenant, shall have executed a lease for the office space located at 4080 McGinnis Ferry Road, Building 200, Suite 203, Alpharetta, Georgia, substantially in the form attached to this Agreement as Exhibit D.

          (p) LaSalle Bank National Association shall have approved the Agreement and the transactions contemplated hereby.

          (q) There shall have been no material adverse change to DBA Group from the date hereof to the Closing.

     9.3 Conditions to the Obligations of DBA Group and the Equity Holders. The obligations of DBA Group and the Equity Holders under this Agreement at the Closing are subject to the satisfaction, at or before the Closing, of each of the following conditions (any of which may be waived in writing by DBA Group and the Equity Holders):

          (a) The representations and warranties of Zanett and Merger Sub contained herein that are qualified as to materiality shall be true in all material respects on and as of the Closing Date (except for the representations and warranties made as of a specific date which shall be true in all material respects as of such date) with the same force and effect as though made on and as of such date, and each of the representations and warranties of Zanett and Merger Sub contained herein that are not so qualified shall be true in all respects.

          (b) Zanett and Merger Sub shall have performed and complied in all material respects with all covenants, agreements, obligations and conditions required by this Agreement to be so performed or complied with by Merger Sub at or prior to the Closing.

          (c) There shall not be threatened, instituted or pending any suit, action, investigation, inquiry or other proceeding by or before any court or governmental or other regulatory or administrative agency or commission requesting or looking toward an order, judgment or decree that (a) restrains or prohibits the consummation of the transactions contemplated hereby or (b) could reasonably be expected to have a material adverse effect on the business of Zanett, Merger Sub or DBA Group (following the Closing).

          (d) On the Closing Date, there shall be no effective injunction, writ, preliminary restraining order or other order issued by a court of competent jurisdiction restraining or prohibiting the consummation of the transactions contemplated hereby.

          (e) Each of Zanett and the Merger Sub shall have delivered to Seller a certificate, dated the Closing Date, executed by its Secretary, certifying as to (a) its certificate of incorporation, (b) its by-laws, and (c) incumbency and signatures of the persons who have executed this Agreement, the Related Agreements and any other documents, certificates and agreements to be executed and delivered at the Closing pursuant to this Agreement or any of the Related Agreements on behalf of it.

ARTICLE X.

THE SELLERS’ REPRESENTATIVE.

     10.1 The Equity Holders hereby authorize, direct and appoint Jose David Rincon to act as sole and exclusive agent, attorney-in-fact and representative of the Equity Holders, with full power of substitution with respect to all matters under this Agreement, including, without limitation, determining, giving and receiving notices and processes hereunder, receiving distributions of the Merger Consideration to or for the benefit of the Equity Holders, contesting and settling any and all claims for indemnification pursuant to Section 7.2, resolving any other disputes hereunder, performing the duties expressly assigned to the Equity Holders’ Representative hereunder and to engage and employ agents and representatives and to incur such other expenses as the Equity Holders’ Representative shall reasonably deem necessary or prudent in connection with the foregoing. In addition, each Equity Holder hereby acknowledges that Equity Holders’ Representative shall have the right, at his sole election, to offset any amount otherwise distributable to a Equity Holder against any amount payable by such Equity Holder to a Zanett Indemnified Party pursuant to Section 7.2. The Equity Holders’ Representative shall have the sole and exclusive right on behalf of each Equity Holder to take any action or provide any waiver, or receive any notice with respect to any claims for indemnification under Section 7.2 and to settle any claim or controversy arising with respect thereto. Any such actions taken, exercises of rights, power or authority, and any decision or determination made by the Equity Holders’ Representative, shall be absolutely and irrevocably binding on each Equity Holder as if such Equity Holder personally had taken such action, exercised such rights, power or authority or made such decision or determination in such Equity Holder’s individual capacity, and no Equity Holder shall have the right to object, dissent, protest or otherwise contest the same. Any action required to be taken by the Equity Holders hereunder or any action that the Equity Holders, at their election, have the right to take hereunder, shall be taken only by the Equity Holders’ Representative and no Equity Holder acting on its own shall be entitled to take any such action.

     10.2 All deliveries and payments to be made by Zanett or Merger Sub to any Equity Holder hereunder shall be made exclusively to the Equity Holders’ Representative on behalf of the Equity Holders and any delivery or payment so made to the Equity Holders’ Representative shall constitute full performance of the obligations hereunder of Zanett or Merger Sub to the Equity Holders. Neither DBA Group nor Zanett or Merger Sub shall be liable for allocation of particular deliveries and payments among the Equity Holders.

     10.3 The appointment of the Equity Holders’ Representative as each Equity Holder’s attorney-in-fact revokes any power of attorney heretofore granted that authorized any other Person or Persons to represent such Equity Holder with regard to this Agreement and the transactions contemplated hereby. The appointment of the Equity Holders’ Representative as attorney-in-fact pursuant hereto is coupled with an interest and, except as provided in Section 10.6, is irrevocable. The obligations of each Equity Holder pursuant to this Agreement (i) will not be terminated by operation of law, death, mental or physical incapacity, liquidation, dissolution, bankruptcy, insolvency or similar event with respect to such Equity Holder or any proceeding in connection therewith, or in the case of a trust, by the death of any trustee or trustees or the termination of such trust, or any other event, and (ii) shall survive the delivery of an assignment by any Equity Holder of the whole or any fraction of its interest in any payment due to it under this Agreement.

     10.4 Jose David Rincon hereby accepts the foregoing appointment and agrees to serve as the Equity Holders’ Representative, subject to the provisions hereof, for the period of time from and after the date hereof without compensation except for the reimbursement from the Equity Holders of reasonable out of pocket expenses incurred by the Equity Holders’ Representative in his capacity as such.

     10.5 Each Equity Holder hereby waives all potential conflicts of interest arising out of the Equity Holders’ Representative’s activities or authority as the Equity Holders’ Representative and his relationships with Company or any of its Affiliates (whether before or after the Closing), whether as an employee, consultant, agent, director, officer, shareholder or other representative of Company or any of its Affiliates.

     10.6 The Equity Holders’ Representative may resign at any time by giving written notice of resignation, at least sixty (60) days prior to the effectiveness of such resignation, to Zanett and the Equity Holders. The Equity Holders’ Representative may be removed at any time with or without cause by the approval of the holders of 67% of the Shares held by the Equity Holders on the Closing Date (the “Approving Holders”). Upon any such resignation or removal, or upon the death or disability of the Equity Holders’ Representative, the Alternate Representative (as defined herein) shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the resigning Equity Holders’ Representative, and the resigning Equity Holders’ Representative shall be discharged from its duties and obligations as the Equity Holders’ Representative under this Agreement. At such time, or within 60 days following the death of the then current Alternate Representative prior to his becoming the Equity Holders’ Representative pursuant to this Section 10.6, the Approving Holders shall select a new Alternate Representative and shall provide written notice of such selection to Zanett. Any successor Equity Holders’ Representative shall by means of execution of a counterpart hereof be bound by the terms of this Agreement applicable to the Equity Holders’ Representative. After any Equity Holders’ Representative's resignation or removal hereunder as the Equity Holders’ Representative, the provisions of this Section 10 shall inure to his benefit as to any actions taken or omitted to be taken by him while he was the Equity Holders’ Representative. For purposes of this Agreement, “Alternate Representative” shall initially mean Billy Hyden, and shall thereafter mean any successor Alternate Representative appointed in accordance with this Section 10.6.

     10.7 The Equity Holders hereby agree to indemnify and hold Equity Holders’ Representative harmless from and against any and all claims, liabilities, losses, damages, fines, penalties and expenses, including out-of-pocket and incidental expenses and legal fees and expenses (“Representative Liabilities”) that may be imposed on, incurred by, or asserted against Equity Holders’ Representative in connection with this Agreement and the transactions contemplated thereby provided that the Equity Holders’ Representative has not acted with bad faith or gross negligence or engaged in willful misconduct. In addition to and not in limitation of the immediately preceding sentence, Equity Holders also agree to indemnify and hold Equity Holders’ Representative harmless from and against any and all Representative Liabilities that may be imposed on, incurred by, or asserted against the Equity Holders in connection with or arising out of Equity Holders’ Representative’s performance under this Agreement, and the transactions contemplated thereby provided that the Equity Holders’ Representative has not acted with bad faith or gross negligence or engaged in willful misconduct.

     The provisions of this Section 10 shall in no way impose any obligations on Zanett or Merger Sub. In particular, notwithstanding any notice received by Zanett to the contrary, and absent bad faith or willful misconduct, Zanett (i) shall be fully protected in relying upon and shall be entitled to rely upon, and shall have no liability to the Equity Holders with respect to, actions, decisions and determinations of the Equity Holders’ Representative and (ii) shall be entitled to assume that all actions, decisions and determinations of the Equity Holders’ Representative are fully authorized by all of the Equity Holders.

ARTICLE XI. MISCELLANEOUS

     11.1 Notices. Any communications required or desired to be given hereunder shall be deemed to have been properly given if sent by hand delivery or by facsimile and overnight courier or overnight courier to the parties hereto at the following addresses, or at such other address as either party may advise the other in writing from time to time:

     If to Merger Sub:

          Zanett DBA Group, Inc.
          c/o Zanett, Inc.
          635 Madison Avenue
          15th Floor
          New York, NY 10022
          Attention: President
          Facsimile: (646) 502-1808

     with a copy to (which shall not constitute notice):

          Drinker Biddle & Reath LLP
          One Logan Square
          18th and Cherry Streets
          Philadelphia, PA 19103
          Attention: Stephen T. Burdumy, Esq.
          Facsimile: (215) 988-2757

     If to DBA Group:

          DBA Group, Inc.
          4080 McGinnis Ferry Road, Building 200
          Alpharetta, GA 30005
          Attention: Jose David Rincon

     If to Equity Holders:

          Jose David Rincon
          60 Club Court
          Alpharetta, GA 30005

          Billy Hyden
          3910 Cabalzar Lane
          Cumming, GA 30040

          David Wolf
          3520 Ridgefair Drive,
          Cumming, GA 30040

     with a copy to (which shall not constitute notice):

          Morris, Manning & Martin, LLP
          1600 Atlanta Financial Center
          3343 Peachtree Road
          Atlanta, GA
          Facsimile: (404) 365-9532

     All such communications shall be deemed to have been delivered on the date of hand delivery or facsimile or on the next Business Day following the deposit of such communications with the overnight courier.

     11.2 Further Assurances. Each party hereby agrees to perform any further acts and to execute and deliver any documents which may be reasonably necessary to carry out the provisions of this Agreement.

     11.3 Governing Law. This Agreement shall be interpreted, construed and enforced in accordance with the laws of the State of New York, applied without giving effect to any conflicts of law principles.

     11.4 Right of Setoff. Notwithstanding any provision hereof to the contrary, Merger Sub shall be entitled to set-off (i) any amounts due to Merger Sub from the Equity Holders hereunder, whether by reason of overpayment of the Merger Consideration or, indemnification under Article VII, or otherwise, against (ii) amounts due from Merger Sub to the Equity Holders hereunder. Any set-off shall be applied against amounts payable to the Equity Holders in the chronological order all amounts of every kind payable to the Equity Holders are due until the set-off is complete. Notwithstanding any provision hereof to the contrary, upon making a claim for indemnification under Article VII, Merger Sub may withhold from amounts otherwise due hereunder an amount equal to Merger Sub’s reasonable estimate of the amount of such claim until such time as the actual amount of Merger Sub’s indemnification claim, and right of set-off hereunder, is determined. Claims for indemnification for which Merger Sub exercises its right of set-off hereunder shall be promptly submitted to binding arbitration in New York in accordance with the rules and regulations of the American Arbitration Association. The arbitrators will be selected by the American Arbitration Association. The determination of the arbitrator(s) will be conclusive and binding upon the parties, and any determination by the arbitrator(s) of any award may be filed with the clerk of a court of competent jurisdiction as a final adjudication of the claim involved, or application may be made to such court for judicial acceptance of the award and an order of enforcement. Each party will bear its own expenses with respect to such arbitration. Any amount withheld by Merger Sub pursuant to the set-off right under this Section 11.4 that the arbitrator(s) determines was in excess of the amount that the Equity Holders were liable for under the indemnification claim brought to such arbitration shall be returned forthwith to the Equity Holders. The arbitrator may award reasonable attorneys’ fees and costs to the prevailing party.

     11.5 Consent to Jurisdiction. Each of the parties hereto (a) consents to submit itself to the personal jurisdiction of any Federal court located in the State of New York in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (b) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (c) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a Federal court sitting in the State of New York.

     11.6 Integration of Exhibits and Schedules. All Exhibits and Schedules to this Agreement are integral parts of this Agreement as if fully set forth herein.

     11.7 Entire Agreement. This Agreement, the Related Agreements, including all Exhibits and Schedules attached hereto and thereto contain the entire agreement of the parties and supersede any and all prior or contemporaneous agreements between the parties, written or oral, with respect to the transactions contemplated hereby. Such agreement may not be changed or terminated orally, but may only be changed by an agreement in writing signed by the party or parties against whom enforcement of any waiver, change, modification, extension, discharge or termination is sought.

     11.8 Expenses. Except as set forth on Schedule 4.4(b) or as expressly provided otherwise, each party hereto will bear its own costs and expenses (including fees and expenses of auditors, attorneys, financial advisors, bankers, brokers and other consultants and advisors) incurred in connection with this Agreement, the Related Agreements and the transactions contemplated hereby and thereby.

     11.9 Counterparts. This Agreement may be executed in several counterparts, each of which, when so executed, shall be deemed to be an original, and such counterparts shall together constitute and be one and the same instrument.

     11.10 Binding Effect. This Agreement shall be binding on, and shall inure to the benefit of, the parties hereto, and their respective successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement. No party may assign any right or obligation hereunder without the prior written consent of the other parties.

     11.11 Termination Events. By notice given prior to or at the Closing, subject to Section 11.2, this Agreement may be terminated as follows:

          (a) by Zanett if a material breach of any provision of this Agreement has been committed by DBA Group or any Equity Holder, such breach has not been cured within 10 days following receipt by DBA Group or the Equity Holder Representative of notice of such breach, and such breach has not been waived by Zanett;

          (b) by DBA Group if a material breach of any provision of this Agreement has been committed by Zanett, such breach has not been cured within 10 days following receipt by Zanett of notice of such breach, and such breach has not been waived by DBA Group;

          (c) by either Zanett or DBA Group if the Merger shall not have been consummated by March 9, 2007; provided, however, that the right to terminate this Agreement under this Section 11.11(c) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date; or

          (d) by mutual consent of Zanett, DBA Group, and the Equity Holders.

     11.12 Effect Of Termination. Each party’s right of termination under Section 11.11 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of such right of termination will not be an election of remedies. If this Agreement is terminated pursuant to Section 11.11, all obligations of the parties under this Agreement will terminate, except that the obligations of the parties in this Article XI will survive; provided, however, that if this Agreement is terminated because of a breach of this Agreement by the nonterminating party or because one or more of the conditions to the terminating party’s obligations under this Agreement is not satisfied as a result of the party’s failure to comply with its obligations under this Agreement, the terminating party’s right to pursue all legal remedies will survive such termination unimpaired.

[SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, Zanett, Merger Sub, DBA Group and the Equity Holders have caused this Agreement and Plan of Merger to be executed by their respective duly authorized officers, all as of the day and year first above written.

ZANETT, INC.
By:	/s/ Claudio Guazzoni
Name: Claudio Guazzoni
Title: Chief Executive Officer;

ZANETT DBA GROUP, INC.

By:	/s/ Dennis Harkins
Name: Dennis Harkins
Title: Chief Financial Officer

DBA GROUP, LLC.

By:	/s/ David Rincon
Name: David Rincon
Title: Chief Executive Officer

EQUITY HOLDERS:

/s/ David Rincon
David Rincon

/s/ Billy Hyden
Billy Hyden

/s/ David Wolf
David Wolf